Exhibit 2.1

Execution version

AGREEMENT AND PLAN OF MERGER

by and among

PROJECT CLOUD HOLDINGS, LLC,

PROJECT CLOUD MERGER SUB, INC.

and

AGROFRESH SOLUTIONS, INC.

dated as of

November 21, 2022

TABLE OF CONTENTS

-i-

Annex A	Certain Defined Terms

-ii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 21, 2022 (this “Agreement”), by and among Project Cloud Holdings, LLC, a Delaware limited liability company (“Parent”), Project Cloud Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and AgroFresh Solutions, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to and in accordance with the provisions of the Delaware General Corporation Law, as may be amended from time to time (the “DGCL”);

WHEREAS, the sole member of Parent has unanimously approved and declared advisable this Agreement and the transactions contemplated hereby;

WHEREAS, the board of directors of Merger Sub has unanimously determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, approved and declared advisable this Agreement and the Merger and any other transactions contemplated hereby and resolved to recommend adoption of this Agreement to the sole stockholder of Merger Sub;

WHEREAS, the board of directors of the Company (the “Company Board”) has established a special committee (the “Special Committee”), consisting solely of non-management independent members of the Company Board not affiliated with the Affiliated Stockholders, Parent, Merger Sub or their respective Affiliates to, among other things, consider, assess and negotiate the terms of this Agreement and the transactions contemplated hereby, including the Merger, and to make a recommendation to the Company Board as to whether the Company should enter into this Agreement;

WHEREAS, the Special Committee has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the holders of shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), other than the Affiliated Stockholders, the members of the Company Board, the Company Section 16 Officers, or any of their respective “associates” or members of their “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 of the Exchange Act) (collectively, the “Unaffiliated Stockholders”); (ii) determined that it is advisable and in the best interests of the Unaffiliated Stockholders to enter into this Agreement and (iii) recommended that the Company Board approve and authorize this Agreement and the Merger and recommend that the stockholders of the Company vote to adopt and approve this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the Company Board (acting on the recommendation of the Special Committee) has by unanimous vote of the Non-Recused Directors (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the stockholders of the Company (including the Unaffiliated Stockholders), (ii) determined that it is in the best interests of the stockholders of the Company (including the Unaffiliated Stockholders) and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (iv) subject to the terms and conditions set forth herein, resolved to recommend that the stockholders of the Company vote to adopt and approve this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered to the Company concurrently with the execution of this Agreement the Equity Commitment Letter;

WHEREAS, as of the date hereof, PSP AGFS Holdings, L.P. (“PSP”) owns 145,046 shares of Series B convertible preferred stock, par value $0.0001 per share, of the Company (the “Series B Shares”) and an Affiliate of PSP owns 183,190 Shares, which such Series B Shares and such Shares constitute all of the capital stock of the Company owned by the Affiliated Stockholders;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, PSP, the Company and the other parties thereto have entered into a voting and support agreement (the “Support Agreement”), pursuant to which, among other things, such Persons have agreed to vote their respective Series B Shares and Shares in favor of the approval of this Agreement and the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article I

the MERGER; closing; effective time

Section 1.1            The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

Section 1.2             Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Morrison & Foerster LLP, 250 West 55th Street, New York, NY 10019 (or at the request of any Party, by means of a virtual Closing through electronic exchange of documents and signatures), at 9:00 a.m., New York City time, on the third (3rd) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent waivable under applicable Law and this Agreement) of those conditions) shall be satisfied or waived (to the extent waivable under applicable Law and this Agreement) in accordance with this Agreement. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3             Effective Time. At the Closing, the Company and Parent will cause the Merger to be consummated by filing all necessary documentation, including a Certificate of Merger (the “Delaware Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware as provided in the relevant provisions of the DGCL. The Merger shall become effective at the time (the “Effective Time”) when the Delaware Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Delaware Certificate of Merger.

Article II

Certificate of incorporation and bylaws of the surviving corporation

Section 2.1             Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time (the “Existing Charter”) shall be amended and restated in its entirety as of the Effective Time to be in the form of the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (which shall include the terms of the Series A preferred stock of the Company and otherwise be in form and substance reasonably acceptable to Parent and the Company), and as so amended shall be the certificate of incorporation of the Surviving Corporation (the “Charter”) until thereafter amended as provided therein or as provided by applicable Law and consistent with the obligations set forth in Section 6.11.

Section 2.2             Bylaws of the Surviving Corporation. Subject to the requirements of Section 6.11, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended as provided therein, by the Charter or as provided by applicable Law and consistent with the obligations set forth in Section 6.11.

Article III

Directors and officers of the surviving corporation

Section 3.1             Directors of the Surviving Corporation. Immediately prior to, but conditioned on the occurrence of, the Effective Time, each of the directors of the Company Board shall resign from the Company Board and the Parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Charter and the Bylaws.

Section 3.2             Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Charter and the Bylaws.

Article IV

TREATMENT OF SECURITIES

Section 4.1             Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any capital stock of the Company:

(a)           Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are to be cancelled or converted in accordance with Section 4.1(b) and (ii) Shares that are owned by stockholders of the Company who did not vote in favor of this Agreement or the Merger (or consent thereto in writing) and who have perfected and not withdrawn a demand for appraisal rights with respect to such Shares pursuant to Section 262 of the DGCL (the Shares referred to in clause (ii), “Dissenting Shares,” and the Shares referred to in clauses (i) and (ii), collectively, “Excluded Shares”)) shall be automatically converted into the right to receive $3.00 per Share in cash, without interest (the “Merger Consideration”). At the Effective Time, all of the Shares converted into the right to receive the Merger Consideration pursuant to this Section 4.1(a) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing any of the Shares (each, a “Share Certificate”) or otherwise if the Company then has Shares which are not certificated, the applicable number of uncertificated Shares represented by book-entry (the “Book-Entry Shares”) (in each case, other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration.

(b)           Cancellation of Certain Shares. Any Shares that are owned by the Company and not held on behalf of third parties, any Shares owned by Parent or Merger Sub and any Dissenting Shares, in each case, immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder of such Shares, cease to be outstanding, be cancelled without payment of any consideration therefor and cease to exist, subject to any rights the holder thereof may have under Section 4.2(g).

(c)           Series A Share. The share of Series A preferred stock, par value $0.0001 per share, of the Company (the “Series A Share”) issued and outstanding immediately prior to the Effective Time shall, unless the holder thereof did not vote in favor of this Agreement or the Merger (or consent thereto in writing) and has perfected and not withdrawn a demand for appraisal rights with respect to such Series A Share pursuant to Section 262 of the DGCL (in which case, such Series A Share shall be deemed a “Dissenting Share”), be automatically converted into the right to receive $3.00 in cash, without interest (the “Series A Merger Consideration”). At the Effective Time, the Series A Share shall cease to be outstanding, shall be cancelled and shall cease to exist, and the certificate formerly representing the Series A Share (the “Series A Share Certificate”) shall thereafter represent only the right to receive the Series A Merger Consideration. The provisions of Section 4.2 shall apply mutatis mutandis, to the Series A Share, the Series A Merger Consideration and the Series A Share Certificate.

(d)           Series B Shares. Subject to Section 4.6, each Series B Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder of such Series B Shares, be converted into one share of Series B convertible preferred stock, par value $0.0001 per share, of the Surviving Corporation (the “Series B Treatment”).

(e)           Merger Sub. Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder of such share, be converted into one share of common stock, par value $0.0001 per share, of the Surviving Corporation.

Section 4.2             Exchange.

(a)           Appointment of Paying Agent. Prior to the Effective Time, Parent and Merger Sub shall appoint a bank or trust company reasonably acceptable to the Company to serve as the paying agent (the “Paying Agent”) and shall enter into an agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities with respect to this Agreement.

(b)           Deposit of Merger Consideration. At or prior to the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent cash in U.S. Dollars sufficient to pay the aggregate Merger Consideration (other than in respect of Excluded Shares) under Section 4.1(a) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. Pending its disbursement in accordance with this Section 4.2, the Payment Fund shall be invested by the Paying Agent, if so directed by Parent or Merger Sub. Any such investment, if made, must be made in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Shares to receive the Merger Consideration as provided herein. Parent shall cause the Paying Agent to make delivery of the Merger Consideration out of the Payment Fund in accordance with this Agreement. Parent shall pay all fees and expenses of the Paying Agent. Payments to holders in respect of each Company Equity Award (other than ESPP Options) shall be paid through the Company’s or the Surviving Corporation’s applicable payroll procedures following the Effective Time at such time as such awards are payable.

(c)            Procedures for Surrender.

(i)             Promptly after the Effective Time (and in any event within five Business Days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares as of immediately prior to the Effective Time (other than Excluded Shares) (A) a notice advising such holders of the effectiveness of the Merger, (B) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or transfer of the Book-Entry Shares not held, directly or indirectly, through The Depository Trust Company (“DTC”) to the Paying Agent, such materials to be in such form and have such other provisions as Parent desires with approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”), and (C) instructions for effecting the surrender of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or Book-Entry Shares to the Paying Agent in exchange for payment of the aggregate Merger Consideration to which such holders are entitled pursuant to the terms of this Agreement.

(ii)            With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time (upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries), the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article IV.

(iii)           Upon surrender to the Paying Agent of Shares that (A) are Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)), together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book receipt of an “agent’s message” in customary form by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request), in each case of the foregoing clauses (A) and (B) of this Section 4.2(c)(iii), pursuant to such materials and instructions as contemplated by Section 4.2(c)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed to by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third party intermediaries pursuant to Section 4.2(c)(ii), the holder of such Share Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to deliver to each such holder, as promptly as reasonably practicable after the Effective Time, cash in U.S. dollars in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) that such holder has the right to receive pursuant to Section 4.1(a).

(iv)          No interest will be paid or accrued on any amount payable upon surrender of any Shares.

(v)           In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Share Certificate surrendered or transferred in exchange thereof is registered in the transfer records of the Company, any cash to be paid upon due surrender of the Share Certificates may be delivered to such transferee if the Share Certificates formerly representing such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance reasonably satisfactory to the Paying Agent.

(vi)          Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Share Certificate or an executed Letter of Transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article IV. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Persons in whose name such Book-Entry Shares are registered in the stock transfer records of the Company.

(d)           Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Share Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article IV.

(e)           Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments of the Payment Fund) that remains unclaimed by, or otherwise undistributed to, the holders of Share Certificates or Book-Entry Shares by the one year anniversary of the Effective Time shall be delivered to the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation (as general unsecured creditors thereof) for payment of the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, such Merger Consideration shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (in form and substance reasonably acceptable to Parent) by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond reasonably sufficient to indemnify Parent and the Surviving Corporation against any claim that may be made against Parent or the Surviving Corporation with respect to such Share Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Share Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Share Certificate, as contemplated by this Article IV.

(g)           Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive the Merger Consideration and holders of such Dissenting Shares shall be entitled only to the rights provided by Section 262 of the DGCL, unless and until such Person fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or otherwise loses such Person’s rights to receive payment under Section 262 of the DGCL. If any such Person fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration, without any interest thereon. The Company shall (i) give Parent notice of any written demands for appraisal of Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company with respect to the Dissenting Shares promptly (but in any event within forty-eight (48) hours) after receipt by the Company and (ii) give Parent the opportunity, at Parent’s sole expense, to participate in (but not direct) all negotiations and proceedings with respect to such demands for appraisal pursuant to the DGCL in respect of such Dissenting Shares. The Company shall not (except with the prior written consent of Parent) and Parent and Merger Sub shall not (except with the prior written consent of the Company) make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands, or agree to do any of the foregoing.

(h)           Withholding Rights. Each of Parent, the Company, Merger Sub, the Surviving Corporation and the Paying Agent, as applicable, shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable federal, state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 4.3            Treatment of Company Equity Awards.

(a)           Treatment of Company Stock Options and Company SARs.

(i)            At the Effective Time, each Company Stock Option and each Company SAR, in each case, that is then outstanding immediately prior to the Effective Time, shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest), no later than the second regularly scheduled payroll of the Company following the Closing Date, an amount in cash, without interest and less applicable Tax withholdings, equal to the product of (i) the number of Shares subject to such Company Stock Option or such Company SAR, as applicable, immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Company Stock Option or the base price per Share of such Company SAR, as applicable.

(ii)            Each Company Stock Option and each Company SAR, in each case, whether vested or unvested, for which the exercise price per Share or the base price per Share, as applicable, is equal to or greater than the Merger Consideration shall be cancelled at the Closing without payment of consideration.

(b)           Treatment of Company RSU Awards and Company Phantom RSU Awards. At the Effective Time, each then outstanding Company RSU Award and each then outstanding Company Phantom RSU Award shall, automatically and without any required action on the part of Parent, the Company or the holder thereof, be cancelled and converted into the right to receive (without interest), within 30 days following the Effective Time (or, if required to avoid the imposition of a penalty under Section 409A of the Code, at such later time as would not result in the imposition of a penalty under Section 409A of the Code), a payment in an amount in cash from the Surviving Corporation, less applicable Tax withholdings, equal to (i) the number of Shares or phantom Shares subject to such Company RSU Award or such Company Phantom RSU Award, as applicable, multiplied by (ii) the Merger Consideration.

(c)           Treatment of Company PSU Awards and Company Phantom PSU Awards.

(i)            The number of performance-based restricted stock units and the number of performance-based phantom stock units, as applicable, earned with respect to each Company PSU Award and each Company Phantom PSU Award, in each case, that was granted during the 2020 calendar year and was outstanding immediately prior to the Effective Time (each, a “2020 Company Performance Award”) shall be determined based on actual performance through the end of the performance period applicable to such 2020 Company Performance Award and paid in accordance with the terms of the applicable award agreement; provided, however, that (A) performance in respect of the total shareholder return metric shall be determined using a per share price equal to the Merger Consideration and (B) if the Effective Time occurs before payment has occurred with respect to the 2020 Company Performance Awards, at the Effective Time, each then outstanding 2020 Company Performance Award shall, automatically and without any required action on the part of Parent, the Company or the holder thereof, be cancelled and converted into the right to receive (without interest), as soon as practicable after the end of the performance period applicable to such 2020 Company Performance Award and on or before March 15, 2023, an amount in cash from the Surviving Corporation, less applicable Tax withholdings, equal to (A) the number of Earned Units applicable to such 2020 Company Performance Award, multiplied by (B) the Merger Consideration.

(ii)           At the Effective Time, each then outstanding Company PSU Award and each then outstanding Company Phantom PSU Award, in each case, that was granted during the 2021 or 2022 calendar year (each, a “Post-2020 Company Performance Award”) shall, automatically and without any required action on the part of Parent, the Company or the holder thereof, be cancelled and converted into the contractual right to receive (without interest) a cash payment from the Surviving Corporation in an amount equal to (A) the “target” number of performance-based restricted stock units or the “target” number of performance-based phantom stock units, as applicable, awarded pursuant to the terms of the applicable award agreement (without proration for any portion of the performance period that has not yet been completed), multiplied by (B) the Merger Consideration. Notwithstanding anything to the contrary in any applicable award agreement or otherwise, if, on or within 12 months after the Closing, the Continuous Service of the holder of a Post-2020 Company Performance Award is terminated by the Company, the Surviving Corporation, Parent or any of their respective Affiliates without Cause or by the individual for Good Reason, the cash-based award provided for by this Section 4.3(c)(ii) shall automatically and without any action on the part of the holder thereof become immediately and fully vested as of the date of termination of such holder’s Continuous Service and payment in respect of such fully-vested award shall be made within 30 days thereafter (or, if required to avoid the imposition of a penalty under Section 409A of the Code, at such later time as would not result in the imposition of a penalty under Section 409A of the Code). For purposes of the preceding sentence, the terms “Cause,” “Continuous Service,” and “Good Reason” shall have the meanings set forth in the AgroFresh Solutions 2015 Incentive Compensation Plan, as in effect immediately prior to the Effective Time. Except as otherwise provided in this Section 4.3(c)(ii), following the Effective Time, the cash-based award provided for by this Section 4.3(c)(ii) shall remain subject to the same terms and conditions as are applicable to the corresponding Post-2020 Company Performance Award immediately prior to the Effective Time, as applicable (for clarity, including time-based vesting conditions and any termination-related vesting entitlements that are in addition to those provided by this Section 4.3(c)(ii), but excluding all performance-based vesting conditions).

(iii)          For purposes of this Agreement, “Earned Units” means, with respect to each 2020 Company Performance Award, the number of performance-based restricted stock units or the number of performance-based phantom stock units, as applicable, earned under the terms of the applicable award agreement, but with the applicable total shareholder return metric determined using a per share price equal to the Merger Consideration and other performance-based metrics determined based on actual performance through the end of the performance period applicable to such 2020 Company Performance Award.

(d)           Treatment of Company Restricted Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, the Surviving Corporation or any holder thereof, each unvested Company Restricted Share that is then outstanding as of immediately prior to the Effective Time shall be cancelled and terminated and automatically converted into the right to receive an amount in cash equal to the Merger Consideration, less applicable Tax withholdings, payable within 30 days following the Effective Time.

(e)            Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the Compensation and Talent Committee of the Company Board (the “Compensation and Talent Committee”), as applicable, shall adopt any resolutions and take any other actions that are necessary to effectuate the treatment of the Company Equity Awards pursuant to this Section 4.3, to terminate the Company Stock Plan and to ensure that no Company Equity Awards remain outstanding, in each case effective as of the Effective Time. The Surviving Corporation shall pay through its payroll systems the amounts due pursuant to Section 4.3(a), Section 4.3(b) and Section 4.3(c).

Section 4.4             Employee Stock Purchase Plan. No later than ten (10) days after the date of this Agreement, the Company shall take all action that may be necessary to, (a) provide that (i) no new individuals will be permitted to enroll in the Company ESPP following the date of this Agreement and (ii) not allow any increase in the amount of participants’ payroll deduction elections under the Company ESPP during the current offer period from those in effect on the date of this Agreement, (b) cause the current offer period to terminate on the earlier of (i)  five (5) days prior to the date on which the Effective Time occurs and (ii) the expiration date of the current offer period; (c) make any pro rata adjustments that may be necessary to reflect the shortened offer period, but otherwise treat any shortened offer period as a fully effective and completed offer period for all purposes pursuant to the Company ESPP; and (d) cause the exercise (as of no later than two (2) Business Days prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company ESPP. On such exercise date, the Company shall apply the accumulated payroll deductions credited as of such date pursuant to the Company ESPP within each participant’s account to the purchase of whole shares of Company Common Stock in accordance with the terms of the Company ESPP (with any amount remaining in a participant’s account following such purchase paid to the Participant in accordance with the terms of the Company ESPP). Following the termination or expiration of the current offer period, no new offer period will be commenced. Effective immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company shall terminate the Company ESPP.

Section 4.5             Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the number of Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities, or a different class, by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization or other similar transaction, the Merger Consideration shall be equitably adjusted to provide the holders of Shares and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 4.5 shall be construed to permit the Company or any Subsidiary of the Company to take any action otherwise prohibited by the terms of this Agreement, including, for the avoidance of doubt, Section 6.1; provided further that, for the avoidance of doubt, the accrual of dividends on the Series B Shares shall not result in an adjustment pursuant to this Section 4.5.

Section 4.6             Alternative Series B Treatment. Notwithstanding anything in this Agreement to the contrary, in the event that five (5) Business Days prior to the Closing, if, in addition to the Required Amount, Parent has secured additional debt, equity or other sources of financing in an aggregate amount sufficient to pay an amount equal to the Change of Control Redemption Price (as defined in, and pursuant to the terms of, the Certificate of Designation of Series B Convertible Preferred Stock of the Company) and to repay, prepay or discharge (after giving effect to the Merger and the Alternative Series B Treatment) the principal of and accrued and unpaid interest on any Indebtedness for borrowed money of the Company and its Subsidiaries that shall become due and payable as a result of the consummation of the transactions contemplated hereby (if any), then Parent may provide written notice to the Company prior to the Closing (which such notice shall contain (x) adequate evidence of such secured financing, including definitive agreements for such secured financing, and (y) irrevocable written confirmation from Parent that it stands ready, willing and able to consummate the Merger after giving effect to the Alternative Series B Treatment), and upon delivery thereof, the Series B Treatment shall be modified such that for all purposes hereunder the Series B Treatment shall consist of the Series B Shares issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder of such Series B Shares, being converted into the right to receive an amount in cash equal to the Change of Control Redemption Price (as defined in, and pursuant to the terms of, the Certificate of Designation of Series B Convertible Preferred Stock of the Company) and thereafter shall cease to be outstanding, shall be cancelled and shall cease to exist (the “Alternative Series B Treatment”). Parent and Merger Sub each acknowledge and agree that obtaining sufficient financing to effect the Alternative Series B Treatment is not a condition to the Closing. Notwithstanding anything to the contrary set forth in this Section 4.6, the Alternative Series B Treatment shall not be effected if the Alternative Series B Treatment would, or would reasonably be expected to, (1) reduce or impair the funding of the Equity Financing or the Company’s ability to specifically enforce the obligation to fund the Equity Financing in accordance with the Equity Commitment Letter, (2) prevent or delay the Closing or the holders of Shares from receiving their Merger Consideration or (3) result in, or increase the risk of, the creation of a Lien on the Merger Consideration received by the holders of Shares or any of their respective assets. In the event the Alternative Series B Treatment is properly elected pursuant to the terms of this Section 4.6, the provisions of Section 4.2 shall apply mutatis mutandis, to the Series B Shares and the Alternative Series B Treatment.

Article V

REPRESENTATIONS AND WARRANTIES

Section 5.1             Representations and Warranties of the Company. Except as set forth in the Company Reports filed by the Company with the SEC since June 13, 2020 and publicly available prior to the date of this Agreement (excluding, in each case, any disclosures set forth or referenced in any “risk factor” or “forward-looking statements” or “quantitative and qualitative disclosures about market risk” section or any similar section, to the extent they are forward-looking in nature and provided that nothing disclosed in the Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.1(b)(i) or Section 5.1(g)(ii)) or in the disclosure schedule delivered to Parent and Merger Sub by the Company concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent that the relevance of such item is reasonably apparent on the face of such disclosure; provided, that with respect to Section 5.1(g)(ii), only items (if any) specifically disclosed against Section 5.1(g)(ii) of the Company Disclosure Schedule shall be deemed disclosure with respect to Section 5.1(g)(ii)), the Company hereby represents and warrants to Parent and Merger Sub that:

(a)           Organization, Good Standing and Qualification.

(i)            The Company is a legal entity duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept or a similar concept) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or a similar concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity (with respect to jurisdictions that recognize such concept or a similar concept) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)           Section 5.1(a)(ii) of the Company Disclosure Schedule contains a true, correct and complete list of the name, jurisdiction of incorporation or organization (as applicable), and ownership information of each of the Company’s Subsidiaries as of the date hereof. The Company has made available to Parent true, correct and complete copies of the certificate of incorporation, bylaws and other similar governing or organizational documents of the Company and each of its Subsidiaries as in effect on the date hereof, and neither the Company nor any of its Subsidiaries is in violation of any such documents in any material respect.

(b)           Capital Structure.

(i)            The authorized capital stock of the Company consists of 400,000,000 Shares, 100,000,000 shares of Non-Voting Common Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on November 11, 2022 (the “Capitalization Date”), (A) (x) 53,713,733 Shares were issued (including treasury shares) and (y) 53,052,352 Shares were outstanding, respectively (including the Company Restricted Shares), (B) 10,561,680 Shares were reserved and available for issuance pursuant to the Company Stock Plan, (C) 1,554,909 Shares were subject to outstanding Company Stock Options, (D) 544,650 Company Restricted Shares were issued and outstanding, (E) 41,250 Shares were underlying the outstanding Company SARs, (F) 2,026,646 Shares were underlying the outstanding Company RSU Awards, (G) 148,895 Shares were underlying the outstanding Company Phantom RSU Awards, (H) 2,234,858 Shares were underlying the outstanding Company PSU Awards (assuming applicable performance goals are achieved at target performance) or 4,048,320 Shares were underlying the outstanding Company PSU Awards (assuming maximum achievement of all applicable performance conditions), (I) 75,208 Shares were underlying the outstanding Company Phantom PSU Awards (assuming applicable performance goals are achieved at target performance) or 138,344 Shares were underlying the outstanding Company Phantom PSU Awards (assuming maximum achievement of all applicable performance conditions), (J) 685,757 Shares were reserved for issuance pursuant to the Company ESPP and aggregate contribution of $112,188 were received by the Company for the current offering period pursuant to the Company ESPP, (K) no shares of Non-Voting Common Stock were issued or outstanding and (L) 145,047 shares of Company Preferred Stock were issued and outstanding, 145,046  shares of which have been designated as Series B Shares and one share of which has been designated as a Series A Share.

(ii)           Except as described in Section 5.1(b)(i) or set forth on Section 5.1(b)(ii) of the Company Disclosure Schedule, as of the Capitalization Date, there were (A) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (B) no outstanding securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (C) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company or any Subsidiary, or that obligate the Company or any Subsidiary to issue, any capital stock of, or other equity or voting interests (or voting debt) in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (D) no obligations of the Company or any Subsidiary to grant, extend or enter into any subscription, warrant, right, debt, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (A), (B), (C) and (D) being referred to collectively as “Company Securities”) and (E) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities, including any phantom equity, profit participation or stock appreciation rights.

(iii)          As of the date of this Agreement, except as set forth on Section 5.1(b)(iii) of the Company Disclosure Schedule, (A) there are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities, (B) none of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities, (C) all outstanding Shares and shares of Company Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(iv)          Except as set forth on Section 5.1(b)(iv) of the Company Disclosure Schedule, as of the date hereof, all of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (except for directors’ qualifying shares or the like) are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens.

(c)           Corporate Authority; Approval and Fairness.

(i)            The Company has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement in accordance with the terms hereof and to consummate the Merger and any other transactions contemplated by this Agreement, subject only to the Requisite Company Stockholder Approvals. Except for the Requisite Company Stockholder Approvals, no other corporate action by the Company (other than, in the case of the Merger, the filing of the Delaware Certificate of Merger and the other documents as required by DGCL) or vote of holders of any class of the capital stock of the Company is necessary to approve and adopt this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)           The Special Committee has unanimously (A) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Unaffiliated Stockholders, (B) determined that it is in the best interests of the Unaffiliated Stockholders and declared it advisable to enter into this Agreement and (C) recommended that the Company Board approve and authorize this Agreement and the Merger and recommend that the stockholders of the Company vote to adopt and approve this Agreement.

(iii)          The Company Board (acting on the recommendation of the Special Committee) has by unanimous vote of the Non-Recused Directors (A) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the stockholders of the Company (including the Unaffiliated Stockholders), that it is in the best interests of the stockholders of the Company (including the Unaffiliated Stockholders) and declared it advisable to enter into this Agreement, approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and any other transactions contemplated hereby upon the terms and subject to the conditions contained herein, (B) resolved to recommend that the stockholders of the Company vote to adopt and approve this Agreement and the consummation of the transactions contemplated hereby, in each case on the terms and subject to the conditions set forth in this Agreement (the “Company Recommendation”), which Company Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof, and (C) directed that this Agreement be submitted to the holders of Shares and Series B Shares for their adoption.

(d)           Governmental Filings; No Violations.

(i)            The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement require no authorization or other action by or in respect of, or filing with, any (A) federal, state, local, municipal, foreign or other government; (B) governmental, quasi-governmental, supranational or regulatory authority (including any governmental division, department, agency, commission, board, instrumentality, organization, unit or body and any court or other tribunal); (C) self-regulatory organization (including NASDAQ); or (D) arbitral tribunal (public or private) (each, a “Governmental Authority”) other than (1) the filing of the Delaware Certificate of Merger with the Secretary of State of the State of Delaware, (2) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (3) compliance with any applicable requirements of any other Antitrust Laws set forth on Section 6.5 of the Company Disclosure Schedule, (4) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (5) compliance with any applicable rules of NASDAQ and (6) where failure to obtain such authorization or take any such action would not reasonably be expected to (x) have, individually or in the aggregate, a Material Adverse Effect or (y) prevent or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(ii)           The execution, delivery and performance by the Company of this Agreement and, subject to the receipt of the Requisite Company Stockholder Approvals, the consummation by the Company of the transactions contemplated by this Agreement do not and will not (A) assuming compliance with the matters referred to in Section 5.1(d)(i), conflict with or result in any violation or breach of any provision of (x) the certificate of incorporation or bylaws of the Company or (y) the similar organizational or governing documents of any of its Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.1(d)(i), conflict with or result in a violation or breach of any applicable Law, (C) assuming compliance with the matters referred to in Section 5.1(d)(i), require any consent by any Person under, result in a violation of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company and any of its Subsidiaries are entitled, under any legally binding agreement, lease, license, contract, note, bond, mortgage, indenture, deed of trust, commitment, arrangement, or other obligation (excluding any Company Plan) (each a “Contract”) binding upon the Company or any of its Subsidiaries, or to which any of their respective properties, rights or other assets are subject or (D) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets (including intangible assets) of the Company or any of its Subsidiaries, except in the case of clauses (B), (C) and (D) above, any such violation, breach, conflict, default, termination, acceleration, cancellation or loss that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)           Company Reports; Financial Statements; Internal Controls.

(i)            The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2021 (the forms, statements, certifications, reports and documents filed or furnished to the SEC since January 1, 2021 and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished (and, if amended, as of the date of such amendment), complied in all material respects or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (and, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters with respect to Company Reports received by the Company from the SEC staff. The Company is in compliance in all material respects with the applicable listing and corporate governance requirements of NASDAQ.

(ii)           The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e), as applicable, under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules of the SEC. The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements. The Company has disclosed to the Company’s auditors and the audit committee of the Company Board, and neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of, in each case in connection with the most recent evaluation of internal controls over financial reporting prior to the date hereof, (A) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(iii)          There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company Reports.

(iv)          The consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly present, or, in the case of consolidated financial statements included in or incorporated by reference into Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and their consolidated results of their operations and cash flows for the respective periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments, none of which, individually or in the aggregate, would reasonably be expected to be, as of the date hereof, material to the Company and its Subsidiaries taken as a whole), in each case consistent with U.S. GAAP (except, in the case of the unaudited statements, subject to normal and recurring year-end adjustments, none of which, individually or in the aggregate, would reasonably be expected to be, as of the date hereof, material to the Company and its Subsidiaries taken as a whole) applied on a consistent basis during the periods involved, except as may be noted therein or in the notes thereto.

(v)           Section 5.1(e)(v) of the Company Disclosure Schedule contains a true, correct and complete list of all Indebtedness of the type described in clauses (a) and (b) of the definition of “Indebtedness” of the Company and its Subsidiaries as of the date of this Agreement. No Default or Event of Default (each such term, as defined in the Loan Agreement) has occurred and is continuing under the Loan Agreement.

(f)            Liabilities. There are no obligations or liabilities of the Company or any of its Subsidiaries (whether accrued, contingent or otherwise) that would be required by U.S. GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than (i) obligations or liabilities to the extent disclosed, reflected or reserved against in the consolidated balance sheet of the Company as of September 30, 2022 included in the Company Reports filed or furnished prior to the date hereof (or any notes thereto); (ii) obligations or liabilities arising in connection with the transactions contemplated by this Agreement; (iii) obligations or liabilities incurred in the ordinary course of business since September 30, 2022 (none of which is an obligation or liability for breach of contract, breach of warranty, tort, infringement, misappropriation, dilution, violation of Law or an Action); (iv) executory obligations arising from any Contract entered into in the ordinary course of business (none of which results from or was caused by a breach of any such Contract); and (v) obligations or liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)           Absence of Certain Changes.

(i)             Since September 30, 2022 through the date of this Agreement, the Company and its Subsidiaries have, except (A) in connection with the potential sale of the Company, this Agreement and the transactions contemplated hereby, (B) in connection with potential refinancings and recapitalization or (C) actions taken in good faith to respond to COVID-19 Measures, conducted their businesses in all material respects in the ordinary course of business.

(ii)            Since December 31, 2021 through the date of this Agreement, there has not been any change, effect, occurrence, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h)           Litigation. There are no, and since June 13, 2020, there have been no, pending or, to the Knowledge of the Company, threatened civil, criminal or administrative actions, suits, claims, charges, complaints, hearings, arbitrations, investigations or proceedings before any Governmental Authority (each, an “Action”) to which the Company or any of its Subsidiaries is a party or any Action by any Governmental Authority against or involving the Company or its Subsidiaries or any of their respective assets or properties, in each case that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement. None of the Company or any Subsidiary, or any of their respective assets or properties, is subject to any outstanding judgment, order, writ, injunction, decree or award of any Governmental Authority, except for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would not reasonably be expected to prevent or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(i)             Employee Benefits.

(i)             Except for instances that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect: (A) each Company Plan has been established, operated, maintained and administered in accordance with its terms and in compliance with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and other applicable Laws, whether or not subject to such Laws, and nothing has occurred and no condition exists with respect to any Company Plan that could result in a Tax, penalty or other liability of the Company or any of its Subsidiaries; (B) there are no pending or, threatened Actions with respect to any Company Plan (other than routine claims for benefits); (C) no Company Plan subject to the Laws outside of the United States which covers individual service providers or other Persons located outside of the United States has any unfunded or underfunded liabilities or obligations; (D) all contributions, distributions and premium payments have been timely made in accordance with the terms of the applicable Company Plan and in compliance with applicable Laws and, if not yet due, properly accrued in accordance with local accounting principles; (E) each Company Plan intended to be qualified under Section 401(a) of the Code is so qualified, and each Company Plan intended to be registered or maintained pursuant to certain favorable Tax treatment requirements has been timely and properly registered and maintained in good standing with such applicable regulatory and favorable Tax requirements; and (F) neither the Company nor any of its Subsidiaries has incurred (whether or not assessed), or is reasonably expected to incur or be subject to, any Tax or penalty under Section 4975, 4980B, 4980D, 4980H, 6721 or 6722 of the Code. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Company Plan is, and neither the Company nor any of its Subsidiaries sponsors, maintains, contributes to (is required to contribute to), or has any current or contingent liability or obligation (including on account of being considered a single employer under Section 414 of the Code with any other Person) with respect to or under: (x) a “defined benefit plan” as defined in Section 3(35) of ERISA or a plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code; (y) a post-employment or retiree welfare benefit plan, other than as required under COBRA for which the covered Person pays the full premium cost of coverage; or (z) a “multiemployer plan” as defined in Section 3(37) of ERISA.

(ii)           Except as set forth on Section 5.1(i)(ii) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with any other event (whether contingent or otherwise) could (A) result in the payment or benefit becoming due or payable to any current or former employee, officer, director, independent contractor or other individual service provider of the Company and any of its Subsidiaries; (B) increase the amount of compensation or benefits due to any current or former employee, officer, director, independent contractor or other individual service provider of the Company and any of its Subsidiaries; (C) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit to a current or former employee, officer, director, independent contractor or other individual service provider of the Company or any of its Subsidiaries or (D) limit or restrict the ability of Parent to merge, amend or terminate any Company Plan.

(iii)          Except for instances that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder and no amount under any such Company Plan has been, is or could reasonably be expected to be, subject to the interest or additional Tax under Section 409A of the Code.

(iv)          Except as set forth on Section 5.1(i)(iv) of the Company Disclosure Schedule, no payment or benefit which could be made with respect to any current or former director, officer, employee or other service provider of the Company or of any of its Subsidiaries who is a “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) could be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code.

(v)           Neither the Company nor any of its Subsidiaries has obligation to “gross-up” or otherwise indemnify any individual for any Taxes, including under Sections 4999 or 409A of the Code.

(j)            Compliance with Laws; Permits.

(i)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries are and since June 13, 2020, have been, in compliance with all (A) foreign, local, state or federal laws, common law, statutes, ordinances, codes, rules or regulations, orders, executive orders, judgments, injunctions, governmental guidelines or interpretations that have the force of law, Permits, decrees, or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority (“Laws”), in each case, that are applicable to the Company or any of its Subsidiaries, including the General Data Protection Regulation (EU) 2016/679, the Privacy and Electronic Communications Directive (2002/58/EC), and any national legislation implementing or supplementing the foregoing in the European Union, to the extent applicable and (B) Data Security Requirements. The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals, registrations and authorizations from Governmental Authorities (“Permits”) necessary for the lawful conduct of their respective businesses, except where the failure to hold the same would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company, each of its Subsidiaries and each of their respective officers, directors and employees and, to the Knowledge of the Company, agents or other third party Representatives acting on behalf of any of them is, and since June 13, 2020 has been, in compliance with (i) the Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder, and any other Laws applicable to the Company and its Subsidiaries, in each country in which they operate, that address the prevention of corruption, bribery or money laundering (collectively, the “Anti-Corruption Laws”), and have maintained accurate books and records and adopted and adhered to a system of policies, procedures, and internal controls as required by applicable Anti-Corruption Laws, (ii) all sanctions, Laws, regulations, orders or other financial restrictions administered by the United States (including without limitation the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”)) and similar sanctions, Laws and regulations applicable to the Company or its Subsidiaries from time to time (collectively, “Sanctions”) and has not since June 13, 2020 been, or transacted any business or had any other dealings with or for the benefit of, any Sanctioned Person or in any Sanctioned Country, and (iii) all Laws applicable to the Company and its Subsidiaries relating to export, re-export, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administered by U.S. Customs and Border Protection.

(iii)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since June 13, 2020, to the Knowledge of the Company, none of the Company or any of its Subsidiaries or any of their respective directors, officers, employees or any Person acting on behalf of the Company or any of its Subsidiaries has been the subject of any allegation, complaint, voluntary or involuntary disclosure, investigation, inquiry, prosecution or other enforcement action related to any Anti-Corruption Laws, Sanctions, or applicable Laws related to export, re-export, transfer or import controls.

(k)            Material Contracts.

(i)            Except for Contracts (including all amendments and modifications thereto) filed as exhibits to the Company Reports as of the date of this Agreement, any Company Plan or as set forth in Section 5.1(k)(i) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract (a Contract described by clauses (1) through (13) of this Section 5.1(k)(i), including Contracts and all amendments and modifications thereto filed or required to be filed as exhibits to the Company Reports, being hereinafter referred to as a “Material Contract”):

(1)            that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(2)            that contains any (x) noncompete or exclusivity provisions to which the Company or any of its Subsidiaries is subject that would, after the Effective Time, materially restrict the ability of Parent, the Company or any of their Subsidiaries to compete in any line of business or geographic area, or (y) most favored customer pricing in favor of a customer of the Company or any of its Subsidiaries;

(3)            that provides for a material partnership, joint venture, collaboration or similar material arrangement;

(4)            that is (x) an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing Indebtedness of any Person in excess of $2 million except for any Contract solely among or between the Company and any of its wholly owned Subsidiaries or (y) a hedging, derivative, swaps or other similar Contract;

(5)            that relates to the acquisition or disposition of any Person, business, assets that constitute a business or real property (whether by merger, sale of stock, sale of assets or otherwise) and includes a minimum purchase, “earnout” or other contingent, deferred or fixed payment obligation of the Company and its Subsidiaries that will be continuing after the Effective Time;

(6)            that is a settlement agreement that (x) requires payment by the Company or any of its Subsidiaries after the date hereof of consideration in excess of $2 million or (y) imposes material non-monetary obligations or restrictions on the Company or any of its Subsidiaries, or on the business or operations thereof, after the date of this Agreement which obligations or restrictions would apply to Parent or its Affiliates (including the Company and its Subsidiaries) following the Closing;

(7)            relating to the acquisition or disposition of any Person, business, assets that constitute a business or real property (whether by merger, sale of stock, sale of assets or otherwise) since June 13, 2020 and having an aggregate purchase price in excess of $5 million;

(8)           relating to the licensing of, or grant of rights to, Intellectual Property by the Company (whether as licensee or licensor) that is material to the Company and its Subsidiaries, taken as a whole (in each case, excluding (x) non-exclusive licenses for unmodified, commercial off the shelf computer software, (y) non-exclusive licenses granted to customers, vendors, distributors, or resellers entered into in the ordinary course of business on (or substantially on in all material respects) the Company’s standard form agreement, and (z) agreements with employees or independent contractors on the Company’s standard form of agreement);

(9)           that (A) is between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any of its Subsidiaries or any Person beneficially owning five percent (5%) or more of the outstanding Shares, on the other hand, except for any Company Plan or (B) that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act;

(10)         that obligates the Company or any Subsidiary of the Company to make any future capital investment or capital expenditure outside the ordinary course of business and in excess of $2 million, individually or in the aggregate;

(11)         that is a Company Lease;

(12)         that is with any Material Customer; or

(13)         that is with any Material Supplier.

(ii)            The Company has made available to Parent prior to the date of this Agreement accurate and complete copies of all written Material Contracts required to be identified in Section 5.1(k)(i) of the Company Disclosure Schedule, including all amendments thereto, as in effect as of the date of this Agreement.

(iii)           As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Material Contract is a valid and binding agreement of the Company or any of its Subsidiaries party thereto, enforceable against the Company or any of its Subsidiaries and, to the Knowledge of the Company, each other party thereto in accordance with its terms, and is in full force and effect, subject in each case to the Bankruptcy and Equity Exception (and subject to the termination or expiration of any such Material Contract after the date of this Agreement in accordance with its terms). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, as of the date of this Agreement, no other party thereto, is (or with or without notice or lapse of time would be) in default or breach under the terms of any such Material Contract and no event has occurred (with respect to defaults or breaches by any other party thereto, to the Knowledge of the Company, as of the date of this Agreement) that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) constitute such a violation or breach, (B) give any Person the right to accelerate the maturity or performance of any Material Contract or (C) give any Person the right to cancel, terminate or modify in a manner adverse to the Company any Material Contract.

(l)             Real Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company or one of its Subsidiaries has good and valid title to the real estate owned by the Company or any of its Subsidiaries (the “Owned Real Property”) free and clear of all Liens other than Permitted Liens, (b) the Company or one of its Subsidiaries has a good and valid leasehold interest in each Contract pursuant to which the Company or any such Subsidiary leases or subleases any material real property (“Company Leases”), free and clear of all Liens other than Permitted Liens (c) to the Knowledge of the Company, none of the Company or any of its Subsidiaries has received written notice of any material default under any agreement evidencing any Lien (other than any Permitted Lien) or other agreement affecting the Owned Real Property or any Company Lease, which default continues on the date hereof and (d) with respect to each of the Company Leases, (i) such Company Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the Company’s or Subsidiary’s possession and quiet enjoyment of the leased real property under such Company Lease has not been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Company Lease; and (iii) neither the Company, any of its Subsidiaries nor, to the Knowledge of the Company, as of the date hereof, any other party to such Company Lease, is in breach or default under such Company Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Company Lease.

(m)           Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub made in Section 5.2(j), no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is applicable to the Company, Parent, Merger Sub, the Shares, this Agreement, the Merger or any other transactions contemplated by this Agreement. There is no stockholder rights plan or “poison pill” antitakeover plan in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound. The Existing Charter contains a provision expressly electing for the Company not to be governed by Section 203 of the DGCL.

(n)           Environmental Matters. To the Knowledge of the Company, all material environmental, health or safety audits, assessments or reports and other material environmental, health or safety documents in the possession or reasonable control of the Company or any of its Subsidiaries with respect to the current or former operations, properties or facilities of the Company or any of its Subsidiaries, in each case that have been prepared since June 13, 2020, have been made available to Parent. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)            The Company and its Subsidiaries are, and at all times since June 13, 2020, have been, in compliance with all Environmental Laws, which compliance includes and has included obtaining, maintaining, and complying with all Permits required pursuant to, or issued under, Environmental Laws;

(ii)           Since June 13, 2020 (or earlier to the extent unresolved) there have not been, and there are not, any Actions pending, threatened in writing or, to the Knowledge of the Company, orally threatened against the Company or any of its Subsidiaries pursuant to Environmental Laws, and none of the Company or any of its Subsidiaries has received any written notice, report, claim, order, directive, or other information, in each case, alleging any violation of, or liability under, Environmental Laws;

(iii)          None of the Company or any of its Subsidiaries (nor any other Person, to the extent giving rise to liability to the Company or any of its Subsidiaries) has treated, stored, disposed of, permitted, or arranged for the disposal of, transported, distributed, manufactured, designed, produced, sold, repaired, installed, marketed, handled, released, or exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance or products containing any Hazardous Substances, in each case, in violation of, or so as to give rise to any liabilities under, any Environmental Law; and

(iv)          None of the Company or any of its Subsidiaries has assumed, provided an indemnity with respect to, or otherwise become subject to any liability under Environmental Laws of any other Person.

(o)           Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account any applicable extensions of time within which to file) all Tax Returns required to be filed by any of them, and all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate, (ii) all Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid except for Taxes which are being contested in good faith by appropriate proceedings which have been adequately reserved against on the Company’s consolidated financial statements in accordance with GAAP, (iii) no deficiency for Taxes has been proposed or asserted in writing or assessed by any Taxing Authority against the Company or any of its Subsidiaries that remains unpaid or unresolved in whole or in part, (iv) neither the Company nor any of its Subsidiaries has waived any statutes of limitations in respect of any Taxes which waiver remains in effect or agreed to any extension of time with respect to a Tax assessment, payment, collection or deficiency which assessment, payment, collection or deficiency has not been paid, (v) no proceeding, examination or audit of any Tax Return of the Company or any of its Subsidiaries or with respect to any Taxes paid by, due from or with respect to the Company or any of its Subsidiaries by any Taxing Authority is currently in progress or, to the Knowledge of the Company, threatened in writing, (vi) none of the Company or any of its Subsidiaries has engaged in, or has any liability or obligation with respect to, any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4, (vii) neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was or was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code, (viii) the Company and each of its Subsidiaries has complied with all applicable Tax Laws with respect to the withholding of Taxes and has paid over any amounts withheld to the appropriate Taxing Authority, (ix) no Liens for Taxes have been filed or exist on any property or other assets of the Company or any of its Subsidiaries, except for Permitted Liens, (x) the Company and each of its Subsidiaries has properly (A) collected and remitted sales, use, value added and similar Taxes with respect to sales made to its customers or services provided to its customers and (B) for all sales or services that are exempt from sale, use, value added and similar Taxes and that were made without charging or remitting such Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale or service as exempt, (xi) none of the Company or any of its Subsidiaries is subject to Tax in a jurisdiction in which it does not file Tax Returns and no claim has been made in writing by any Taxing Authority that the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns, (xii) none of the Company or any of its Subsidiaries (A) has been a member of an affiliated group filing a combined, consolidated, unitary or other similar Tax Return (other than an affiliate group the common parent of which is the Company or any of its Subsidiaries) or (B) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of local, state or foreign Law), as a transferee or successor, by contract or otherwise, (xiii) none of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in or use of an improper method of accounting prior to the Closing Date; (B) closing agreement under Section 7121 of the Code (or any similar provision of local, state or foreign Law); (C) installment sale or open transaction disposition made on or prior to the Closing Date; (D) prepaid amount or deferred revenue received prior to the Closing Date; (E) intercompany transaction or excess loss account, as described in Treasury Regulations under Section 1502 of the Code (or any similar provision of local, state or foreign Law); (F) Subsidiary that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) having (1) “subpart F income” (within the meaning of Section 952(a) of the Code) accrued prior to the Closing Date or (2) “global intangible low-taxed income” (within the meaning of Section 951A of the Code) attributable to any taxable period (or portion thereof) ending on or before the Closing Date; or (G) election under Section 965(h) of the Code and (xiv) each of the Company and each of its Subsidiaries has (A) to the extent applicable, properly complied with all requirements of applicable Tax Law in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act; (B) to the extent applicable, properly complied with all requirements of applicable Tax Law and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act; (C) not taken, claimed or applied for an employee retention tax credit under the CARES Act; and (D) not sought (nor has any Affiliate that would be aggregated with the Company or any of its Subsidiaries and treated as one employer for purposes of Section 2301 of the CARES Act sought) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)) as added by Section 1102 of the CARES Act.

(p)            Labor Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or Contract with any labor organization, labor union, or works council, nor to the Company’s Knowledge, is any union organizational activities threatened; (b) there are no active, nor, to the Knowledge of the Company, threatened, labor strikes, slowdowns, work stoppages, pickets, walkouts, lockouts or other material labor disputes with respect to the employees of the Company or any of its Subsidiaries; and (c) to the Knowledge of the Company, no mass employee layoff, facility closure, or material reduction in force is currently planned or announced and pending completion.

(q)           Intellectual Property.

(i)            Section 5.1(q) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all material Owned IP that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction (including for the avoidance of doubt, Internet domain names). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (A) the Company or one of its Subsidiaries, as applicable, (x) exclusively owns, or has a valid and enforceable license or right to use or otherwise exploit, all Intellectual Property that is used in or necessary for the operation of the business of the Company or any of its Subsidiaries as conducted as of the date of this Agreement and (y) exclusively owns and possesses all right, title, and interest in and to all material Owned IP, in each case of (x) and (y), free and clear of any Lien other than Permitted Liens, and such exclusively owned Intellectual Property is, to the Knowledge of the Company, valid, subsisting and enforceable; (B) to the Knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating any of the Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries; (C) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries are not (and have not since June 13, 2020 been) infringing, misappropriating, or violating the Intellectual Property of any other Person; (D) to the Knowledge of the Company, there have been no actual or alleged unauthorized intrusions, breaches (including security breaches such as phishing incidents, ransomware, malware attacks or any incident that would require notification under Law) or other adverse events affecting the computer Software, websites and systems owned or controlled by the Company or its Subsidiaries (“Systems”) or Personal Information or trade secrets maintained by the Company or its Subsidiaries in any material respect since June 13, 2020, and the Company and its Subsidiaries use commercially reasonable efforts to protect their Systems against such events and otherwise to protect the confidential, integrity, and security thereof and of the data and information held thereon; (E) the Company and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of the material trade secrets owned by the Company or its Subsidiaries and the security of the Systems; (F) no material proprietary source code owned by the Company or its Subsidiaries has been (or has been agreed to be) licensed, disclosed, released, made available, or delivered to any Person (excluding an escrow agent, service provider or the Company’s employees or independent contractors, who, in each case, are subject to confidentiality obligations); (G) none of the Software owned by the Company or any of its Subsidiaries is subject to any “open source”, “copyleft” or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses/alphabetical, GPL, AGPL or other open source software license) (“OSS Licenses”) and has been used or is being used in a manner that: (1) requires any public distribution of any such Software or source code thereto; (2) obligates the Company or any of its Subsidiaries to grant, or purport to grant, to any third party any rights or immunities under any material Owned Intellectual Property (including any patent non-asserts or patent licenses); or (3) imposes any economic limitations on the Company’s or any of its Subsidiaries’ commercial exploitation thereof, or requires that any other licensee of the Software be permitted to modify, make derivative works of, or reverse-engineer any such Software; and (H) the Company and its Subsidiaries have complied with all OSS Licenses governing Software used by any of them.

(ii)           Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is not, and there has not been since June 13, 2020, any Action pending or, to the Knowledge of the Company, threatened, sent, or received (including unsolicited offers, demands, or requests to license or cease and desist letters) by or against the Company or any of its Subsidiaries with respect to any of the following (or any claim for indemnification in connection therewith): (a) Intellectual Property (including any infringement, misappropriation, dilution, violation, enforceability, misuse, ownership, scope, licensing, or validity thereof) or (b) Data Security Requirements or any event referenced in Section 5.1(q)(i)(D). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (x) there has been no material unauthorized access, disclosure or use of any trade secrets by or to any Person and the Company and its Subsidiaries have taken commercially reasonable actions (consistent with practices that are customary in the Company’s industry) to protect and maintain its material trade secrets and no Person is in breach of any Contract referenced in Section 5.1(q)(i)(D) and (y) to the Knowledge of the Company, all Systems are free from any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the software industry), similar malicious code, or other code that could harm, interfere with or otherwise impede the operation of, or providing unauthorized access to, a System.

(r)            Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor any Subsidiary has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(s)            Fairness Opinion. The Special Committee has received the opinion of its outside financial advisor, Perella Weinberg Partners LP, substantially to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration to be received by the Unaffiliated Stockholders in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders, and as of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified in any respect.

(t)            Brokers and Finders. Except for the Company’s obligations to Perella Weinberg Partners LP, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of the Company or any Subsidiary of the Company.

(u)           Affiliate Transactions. To the Knowledge of the Company, since June 13, 2020, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Company Reports filed prior to the date hereof, in each case, other than any such transactions, or series of related transactions, agreements, arrangements or understandings with the Affiliated Stockholders or their respective Affiliates.

(v)           Relationships with Material Customers and Suppliers.

(i)             Section 5.1(v)(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of the ten (10) largest customers (measured, in each case, by dollar volume) and total purchases, in dollars, from each such customer of the Company during (x) the year ended December 31, 2021 and (y) the nine-month period ending on September 30, 2022 (each, a “Material Customer”). Except as set forth on Section 5.1(v)(i) of the Company Disclosure Schedule, as of the date hereof, the Company has not received any written notice that any Material Customer intends to terminate or materially reduce its business with the Company. As of the date hereof, the Company is not currently engaged in a material dispute with any Material Customer and, to the Company’s Knowledge, no such material dispute is threatened by any Material Customer.

(ii)            Section 5.1(v)(ii) of the Company Disclosure Schedule sets forth a true, correct and complete list of the ten (10) largest suppliers (measured, in each case, by dollar volume) and total purchases, in dollars, from each such supplier of the Company during (x) the year ended December 31, 2021 and (y) the nine-month period ending on September 30, 2022 (each, a “Material Supplier”). Except as set forth on Section 5.1(v)(ii) of the Company Disclosure Schedule, as of the date hereof, the Company has not received any written notice that any Material Supplier intends to terminate or materially reduce its business with the Company. As of the date hereof, the Company is not currently engaged in a material dispute with any Material Supplier and, to the Company’s Knowledge, no such material dispute is threatened by any Material Supplier.

(w)           No Other Representations or Warranties. Except for the representations and warranties contained in Section 5.2, in any closing certificate delivered pursuant to Section 7.3(c), the representations of Paine Schwartz Food Chain Fund VI, L.P. (the “Sponsor”) under the Equity Commitment Letter and the representations of PSP under the Support Agreement, the Company agrees and acknowledges that neither Parent nor any Person on behalf of Parent makes any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries or with respect to any other information provided or made available to the Company in connection with this Agreement or the Merger, and Parent shall not have any liability to the Company resulting from the Company’s reliance on any such information. Except for the representations and warranties contained in Section 5.2, in any closing certificate delivered pursuant to Section 7.3(c), the representations of the Sponsor under the Equity Commitment Letter and the representations of PSP under the Support Agreement, the Company specifically disclaims that it is relying on or has relied on any representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent, Merger Sub and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

Section 5.2             Representations and Warranties of Parent and Merger Sub. Except as set forth in the disclosure schedule delivered to the Company by Parent immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent that the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a)           Organization; Good Standing and Qualification. (i) Parent is a limited liability company duly organized and in good standing under the Laws of the State of Delaware, (ii) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (iii) each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iv) each of Parent and Merger Sub is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business require such qualification, in the case of each of clauses (iii) and (iv), except as does not and would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impair the ability of Parent or Merger Sub, as applicable, to consummate the Merger or any other transactions contemplated by this Agreement by the Outside Date.

(b)           Corporate Authority. No vote of the equityholders of Parent is necessary to approve this Agreement or the Merger or any other transactions contemplated by this Agreement or for the consummation of the Merger or the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and any other transactions contemplated by this Agreement, subject only to the adoption of this Agreement by the sole stockholder of Merger Sub, which such approval shall occur immediately following the execution of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)           Governmental Filings; No Violations.

(i)            The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement require no authorization or other action by or in respect of, or filing with, any Governmental Authority other than (A) the filing of the Delaware Certificate of Merger with the Secretary of State of the State of Delaware, (B) compliance with any applicable requirements of the HSR Act, (C) compliance with any applicable requirements of any other Antitrust Laws set forth on Section 6.5 of the Company Disclosure Schedule, (D) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (E) compliance with any applicable stock exchange rules, and (F) where the failure to take such actions or obtain such authorization would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and any other transactions contemplated by this Agreement.

(ii)           The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated in this Agreement do not and will not (A) assuming compliance with the matters referred to in Section 5.2(c)(i), conflict with or result in any violation or breach of any provision of the organizational documents of Parent, Merger Sub or any of their respective Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.2(c)(i), conflict with or result in a violation or breach of any applicable Law, (C) assuming compliance with the matters referred to in Section 5.2(c)(i), require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, acceleration of any right or obligation or the loss of any benefit to which Parent, Merger Sub or any of their respective Subsidiaries are entitled, under any Contract binding upon Parent, Merger Sub or any of their respective Subsidiaries, or to which any of their respective properties, rights or other assets are subject, or any permit necessary to conduct the business of Parent, Merger Sub or any of their Subsidiaries as currently conducted, or (D) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets (including intangible assets) of Parent, Merger Sub or any of their Subsidiaries, except in the case of clauses (B), (C) and (D) above, any such violation, breach or conflict that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and any other transactions contemplated by this Agreement.

(d)           Litigation. As of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened Actions against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger and any other transactions contemplated by this Agreement.

(e)           Support Agreement. Concurrently with the execution of this Agreement, PSP has delivered to the Company a true, complete and correct copy of its duly executed Support Agreement. The Support Agreement is in full force and effect, has not been amended or modified and constitutes a legal, valid and binding obligation of PSP enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of PSP pursuant to the Support Agreement.

(f)            Financing.

(i)             Equity Commitment Letter. As of the date of this Agreement, Parent has delivered to the Company a true, correct and complete copy of an executed commitment letter, dated as of the date of this Agreement, between Parent and Sponsor (as amended or replaced in accordance with Section 6.13, and including all exhibits, schedules, annexes and amendments to such letter in each case in effect as of the date of this Agreement, the “Equity Commitment Letter”) pursuant to which Sponsor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein for the purpose of funding all amounts payable by Parent and/or Merger Sub (x) under Section 4.1(a), Section 4.1(c) and Section 4.3, (y) in respect of all associated fees, costs and expenses in connection with the Merger and the other transactions contemplated hereby, and (z) subject to Section 8.2, in respect of any liability or damages resulting from any Fraud or Willful and Material Breach of its obligations set forth in this Agreement or Reimbursement Obligations (the “Equity Financing”). The Equity Commitment Letter provides that (i) the Company is an express third party beneficiary thereof in connection with the Company’s exercise of its rights under Section 8.2(a), Section 9.5(c) and Section 9.8; (ii) Parent and Sponsor have waived any defenses to the enforceability of such third party beneficiary rights; and (iii) Parent and Sponsor will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise by Company of such third party beneficiary rights on the basis that there is an adequate remedy at law.

(ii)            No Amendments. (A) The Equity Commitment Letter and the terms of the Equity Financing have not been amended or modified prior to the date of this Agreement; (B) no such amendment or modification is contemplated; and (C) the commitments contained in the Equity Commitment Letter have not been withdrawn, terminated, repudiated or rescinded in any respect, and no such withdrawal, termination, repudiation or rescission is contemplated. There are no Contracts, agreements, side letters or arrangements to which Sponsor, Parent or Merger Sub is a party relating to the funding, investing or use, as applicable, of the Equity Financing, other than the Equity Commitment Letter. There are no Contracts, agreements, side letters or other written arrangements that would permit the parties to the Equity Commitment Letter to reduce the amount of the Equity Financing, impose additional conditions precedent or that would otherwise materially affect the availability of the Equity Financing on the Closing Date.

(iii)           Sufficiency of Financing. The aggregate amounts committed pursuant to the Equity Commitment Letter are sufficient to (A) make all payments at the Closing contemplated by Section 4.1(a), Section 4.1(c) and Section 4.3; and (B) pay all associated fees, costs and expenses in connection with the Merger and the other transactions contemplated hereby (clauses (A) and (B), the “Required Amount”).

(iv)          Validity; No Contrary Expectation. The Equity Commitment Letter, in the executed form delivered by Parent to the Company, (i) as of the date of this Agreement is in full force and effect and (ii) constitutes the legal, valid and binding obligation of Parent, Merger Sub and the other parties thereto, as applicable, enforceable against Parent, Merger Sub and the other parties thereto, as applicable, in accordance with its terms, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception. Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent or other contingencies related to the funding, investing or use of the full proceeds of the Equity Financing pursuant to any agreement relating to the Equity Financing to which Sponsor, Parent, Merger Sub or any of their respective Affiliates is a party. No party to the Equity Commitment Letter has committed any breach of any of its covenants or other obligations set forth in, or is in default under, the Equity Commitment Letter. No event has occurred or circumstance exists that (with or without notice or lapse of time, or both) would, or would reasonably be expected to, (i) constitute or result in a breach or default on the part of any party to the Equity Commitment Letter; (ii) constitute or result in a failure to satisfy any of the terms or conditions set forth in the Equity Commitment Letter required to be complied with or satisfied by the parties to the Equity Commitment Letter; (iii) make any of the assumptions or any of the statements set forth in the Equity Commitment Letter inaccurate in any material respect; or (iv) otherwise result in any portion of the Equity Financing not being available, when required pursuant to the terms of the Equity Commitment Letter. As of the date of this Agreement, Parent has no reason to believe that (A) it will be unable to satisfy on a timely basis any term or condition of the Equity Commitment Letter to be satisfied by it; or (B) the full amounts committed pursuant to the Equity Commitment Letter will not be available as of the Closing if the terms or conditions contained in the Equity Commitment Letter to be satisfied by it are satisfied. As of the date of this Agreement, Parent and Merger Sub have fully paid, or caused to be fully paid, all applicable fees, expenses, premiums and charges that are due and payable on or prior to the date of this Agreement in connection with the Equity Financing.

(g)           Ownership of Merger Sub; No Prior Activities. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, business activities, assets, liabilities or obligations of any nature other than those incident to its formation or pursuant to this Agreement and the Merger and any other transactions contemplated by this Agreement.

(h)           Solvency. Parent is not entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of itself or any of its Affiliates. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, and assuming the accuracy of the representations and warranties set forth in Section 5.1 in a manner that would satisfy the condition set forth in Section 7.2(a), Parent and each of its Subsidiaries will be Solvent.

(i)            Brokers and Finders. Except for any Person whose fees and expenses will be paid by Parent or as set forth on Section 5.2(i) of the Parent Disclosure Schedule, neither Parent nor Merger Sub has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees for which the Company would be responsible in connection with the Merger or any other transactions contemplated by this Agreement.

(j)            Ownership of Capital Stock. None of PSP, Sponsor, Parent or Merger Sub was an “interested stockholder” (as defined in Section 203 of the DGCL) prior to July 31, 2015.

(k)           Certain Arrangements. There are no Contracts, undertakings, commitments, obligations or understandings, whether written or oral and whether or not legally binding, between Parent or any of its Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any beneficial owner of Shares, on the other hand, (a) relating in any way to the equity or capital of the Company or the Surviving Corporation, the transactions contemplated hereby or the management of the Surviving Corporation after the Effective Time or (b) pursuant to which any stockholder of the Company would be entitled to receive value or consideration of a different amount or nature than the Merger Consideration or agrees to vote in favor of this Agreement and the transactions contemplated hereby or agrees to vote against or otherwise oppose any Acquisition Proposal.

(l)            No Other Representations or Warranties. Except for the representations and warranties contained in Section 5.1 or in any closing certificate delivered pursuant to Section 7.2(c), Parent and Merger Sub agree and acknowledge that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub in connection with this Agreement or the Merger, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information, and the Company shall not have any liability to Parent or Merger Sub resulting from Parent’s or Merger Sub’s reliance on any such information. Each of Parent and Merger Sub specifically disclaims that it is relying on or has relied on any representations or warranties, other than those representations and warranties contained in Section 5.1 or in any closing certificate delivered pursuant to Section 7.2(c), that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

Article VI

covenants and agreements

Section 6.1             Interim Operations.

(a)            Except (i) as expressly contemplated or required by this Agreement, (ii) as required by applicable Law, (iii) as approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned), (iv) as set forth on Section 6.1(a) of the Company Disclosure Schedule or (v) for any necessary or advisable actions taken in good faith to respond to the actual or reasonably anticipated effects of COVID-19 or to comply with COVID-19 Measures (provided, that, with respect to actions taken or omitted to be taken in reliance on this clause (v), to the extent permitted under applicable Law and practicable under the circumstances, the Company shall provide prior notice to and consult in good faith with Parent prior to taking such action), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause its Subsidiaries to, use its and their reasonable best efforts to (A) conduct their businesses in the ordinary course of business and (B) preserve intact their business organizations and relationships with customers, suppliers, distributors and other Persons with which it has material business dealings and to remain in material compliance with all of its obligations under, and to not allow an event of default to occur under, the Loan Agreement; provided that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such provision of Section 6.1(b).

(b)           Except (u) as expressly contemplated or required by this Agreement, (v) as required by applicable Law, (w) as approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned), (x) as set forth on Section 6.1(b) of the Company Disclosure Schedule, or (y) for any necessary or advisable actions taken in good faith to respond to the actual or reasonably anticipated effects of COVID-19 or to comply with COVID-19 Measures (provided, that, with respect to actions taken or omitted to be taken in reliance on this clause (y), to the extent permitted under applicable Law and practicable under the circumstances, the Company shall provide prior notice to and consult in good faith with Parent prior to taking such action), from the date of this Agreement until earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will cause its Subsidiaries not to:

(i)            (x) adopt any change in the certificate of incorporation or bylaws of the Company or (y) adopt any change in the comparable organizational document of any of the Company’s Subsidiaries;

(ii)           merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize, recapitalize or completely or partially liquidate or dissolve the Company or any of its Subsidiaries;

(iii)          issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, restricted shares, restricted share units, performance share units, stock appreciation rights, phantom stock or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, in each case, other than (A) any such transaction solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) any issuance of Shares pursuant to exercise or settlement of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms or issuance of Company Equity Awards upon the recommendation of the Compensation and Talent Committee, (C) incurrence of any Permitted Liens or (D) accrual of dividends on the Series B Shares pursuant to the terms thereof;

(iv)          make any loans, advances or capital contributions to or investments in any Person (other than (A) to the Company or any of its wholly owned Subsidiaries, (B) operating leases and extensions of credit terms to customers in each case in the ordinary course of business consistent with past practice and (C) advances of reimbursable expenses to any director or officer of the Company or its Subsidiaries in connection with advancement obligations in effect on the date of this Agreement);

(v)           declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock, except for (A) dividends or other distributions paid by any wholly owned Subsidiary of the Company to the Company or to any other wholly owned Subsidiary of the Company and (B) dividends on the Series B Shares pursuant to the terms thereof;

(vi)          reclassify, split, combine, subdivide or redeem, purchase, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (except for (A) any such transaction by a wholly owned Subsidiary of the Company which remains wholly owned thereafter, (B) acquisitions of Shares upon the vesting or sale thereof in satisfaction of withholding obligations in respect of Company Equity Awards to the extent expressly required by the terms of such Company Equity Awards, or (C) payment of the exercise price in respect of Company Stock Options, in the case of clauses (B) and (C), outstanding as of the date of this Agreement pursuant to its terms or granted thereafter not in violation of this Agreement);

(vii)         create, incur, assume or guarantee any Indebtedness of the type described in clauses (a) and (b) of the definition of “Indebtedness”, except for (A) borrowings in the ordinary course of business under the Loan Agreement that do not exceed $1 million individually or in the aggregate, (B) guarantees or credit support provided by the Company or any of its Subsidiaries of the obligations of the Company or any of its Subsidiaries in the ordinary course of business to the extent such Indebtedness is in existence on the date of this Agreement or incurred in compliance with clause (A) of this Section 6.1(b)(vii) and does not violate any other Contract of the Company, including the Loan Agreement, and (C) any Indebtedness solely among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(viii)        incur or commit to any capital expenditure or expenditures, except capital expenditures (w) reflected in the 2023 operating budget of the Company or (x) of less than $1 million individually or $5 million in the aggregate;

(ix)           other than in the ordinary course of business consistent with past practice, (A) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement, or (B) amend, modify or waive in any material respect or terminate any Material Contract (or any material rights thereunder) in a manner adverse to the Company (other than expirations or termination for cause of any such Contract in accordance with its terms);

(x)            make any material changes with respect to financial accounting policies or procedures, except as required by Law, proposed Law or by U.S. GAAP or official interpretations with respect thereto or by any Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(xi)           settle, pay, satisfy, discharge, release, waive or compromise any Action for an amount in excess of $5 million individually or $10 million in the aggregate other than (A) any settlement or compromise where the amount paid or to be paid by the Company or any of its Subsidiaries is fully covered by insurance coverage or retention amounts maintained by the Company or any of its Subsidiaries and (B) settlements or compromises of any Action for an amount not materially in excess of the amount, if any, reflected or specifically reserved in the balance sheet (or the notes thereto) of the Company included in the Company Reports (with materiality measured relative to the amount so reflected or reserved, if any); provided that, in the case of each of the foregoing clauses (A) and (B), the settlement or compromise of such Action does not (x) impose any non-de minimis restriction on the business or operations of the Company or any of its Subsidiaries (or Parent or any of its Subsidiaries after the Closing) and (y) include any non-de minimis non-monetary or injunctive relief, or the admission of wrongdoing, by the Company or any of its Subsidiaries or any of their respective officers or directors;

(xii)          assign, transfer, sell, lease, license, exchange, swap, encumber or subject to any Lien (other than Permitted Liens), abandon, permit to lapse, or otherwise dispose of any material assets or property (including any capital stock of any Subsidiaries of the Company and any material Owned Intellectual Property) except (A) pursuant to existing contracts or commitments in effect prior to the execution of this Agreement (or refinancings thereof), (B) transactions solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, or (C) in the ordinary course of business;

(xiii)         except for such actions required by the terms of Company Plans, in each case, as in effect on the date hereof: (A) increase the compensation or other benefits payable or provided to the Company’s or its Subsidiaries’ current or former employees, officers, directors, independent contractors or other individual service providers, except in the ordinary course of business; (B) increase or accelerate or commit to accelerate the funding, payment or vesting of compensation or benefits provided under any Company Plan, (C) grant or announce any cash- or equity or equity-based incentive awards, bonus, change of control, severance or retention award to any employee or other service provider of the Company or its Subsidiaries; (D) establish, adopt, enter into, modify, terminate or amend any labor agreement or Company Plan (or any plan, program, agreement or arrangement that would be a Company Plan if in effect on the date hereof); (E) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative of any employees of the Company or its Subsidiaries or (F) hire or terminate (other than for cause) the employment of any employee of the Company or any of its Subsidiaries whose total annual base compensation exceeds (or would exceed) $200,000;

(xiv)        acquire, or agree to acquire, any business, assets that constitute a business or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation or otherwise), other than the acquisition of assets from vendors or suppliers of the Company or any of its Subsidiaries in the ordinary course of business, or enter into any material joint venture, partnership or similar arrangement with any Person;

(xv)         implement or announce any permanent plant closings or permanent facility shutdown that would implicate the Worker Adjustment and Retraining Notification Act of 1988;

(xvi)        (A) make, change or revoke any Tax election; (B) change any annual Tax accounting period or method of Tax accounting, (C) file any amended Tax Return, (D) settle or compromise any material claim related to Taxes, (E) enter into any material closing agreement, (F) surrender any right to claim a material Tax refund, offset or other reduction in liability, (G) request or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, (H) fail to pay any material Tax the becomes due and payable (including estimated tax payments), (I) incur any material liability for Taxes (other than in the ordinary course of business) or (J) request any ruling or similar guidance from any Taxing Authority in respect of Taxes;

(xvii)       grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business; or

(xviii)      agree, authorize or commit to do any of the foregoing.

(c)            Nothing contained in this Agreement is intended to give Parent or Merger Sub or any of their Affiliates, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, including the restrictions set forth above, complete control and supervision over its and its Subsidiaries’ respective operations.

(d)           Subject to the terms of this Agreement, including Section 6.5, from the date of this Agreement until the Effective Time, Parent and Merger Sub shall not, and shall cause their respective Affiliates not to (including, for the avoidance of doubt, through the Equity Financing and use of negative control rights where available), directly or indirectly, invest in or acquire, or agree to invest in or acquire, including by merging or consolidating with, or by purchasing the assets of or equity in, any Person (a “Specified Acquisition”), if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition would reasonably be expected to (A) prevent, materially delay or materially impair the obtaining of, or adversely affect in any material respect the ability of Parent or its Affiliates to obtain, any authorizations, consents, orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by this Agreement, including the Merger, or (B) materially increase the risk of any Governmental Authority entering an order, ruling, judgment or injunction prohibiting the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 6.2             Acquisition Proposals; Change of Recommendation.

(a)           No Solicitation or Negotiation. Subject to the terms of this Section 6.2, the Company agrees that from the date hereof until the earlier of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause its Subsidiaries and its and their respective officers and directors to, and will instruct and use its reasonable best efforts to cause each of its and their respective other Representatives to, (x) immediately cease and cause to be terminated any discussions or negotiations with any Person or Group that would be prohibited by this Section 6.2(a) and cease providing any further information with respect to the Company or any Acquisition Proposal to any such Person or Group or its or their Representatives; (y) promptly (but in any event within forty-eight (48) hours of the execution of this Agreement) terminate all access granted to any such Person or Group and its or their Representatives to any physical or electronic data room (or any other diligence access); and (z) promptly following the execution of this Agreement (and in any event within five (5) Business Days of the date hereof) request in writing the prompt return or destruction of all non-public information concerning the Company and its Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement with respect to an Acquisition Proposal was entered into at any time within the ten-month period immediately preceding the date hereof. From and after the execution of this Agreement until the earlier of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors or Representatives not to, directly or indirectly:

(i)             initiate, solicit, propose, knowingly induce, knowingly encourage, knowingly assist or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii)            engage in, knowingly facilitate, continue or otherwise participate in any discussions or negotiations regarding, or provide any nonpublic information or data to any Person or Group relating to, any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Section 6.2 prohibit such discussions);

(iii)           furnish to any Person (other than Parent, any of its Affiliates or any of their respective Representatives) any non-public information relating to the Company or any of its Subsidiaries or afford to any such Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company and its Subsidiaries, in any such case in connection with any Acquisition Proposal or with the intent to induce, or knowingly encourage, knowingly facilitate or knowingly assist, or that would reasonably be expected to result in, the making, submission or announcement of, an Acquisition Proposal;

(iv)          approve, endorse or recommend any proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal;

(v)           enter into an Alternative Acquisition Agreement; or

(vi)          authorize, resolve or agree to do any of the foregoing.

(b)           Notwithstanding anything in Section 6.2(a) to the contrary, but subject to compliance with this Section 6.2(b), prior to the receipt of the Requisite Company Stockholder Approvals, in response to an unsolicited bona fide written Acquisition Proposal received after the date of this Agreement that did not result from a breach of this Section 6.2, the Company may, or may authorize its Representatives to, (A) provide information in response to a request therefor by a Person or Group who has made an unsolicited bona fide written Acquisition Proposal if the Company receives from such Person or Group so requesting such information an Acceptable Confidentiality Agreement; provided that the Company shall substantially concurrently (and in any event within forty-eight (48) hours) disclose (and, if applicable, provide copies of) any such information to Parent to the extent not previously disclosed or provided; and (B) engage or participate in any discussions or negotiations with any Person or Group who has made such an unsolicited bona fide written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (A) or (B) above, the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith based on the information then available and after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal and the failure to take the actions contemplated by this Section 6.2(b) would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law.

(c)           No Change in Recommendation or Alternative Acquisition Agreement. Except as permitted by Section 6.2(d), the Company Board, including the Special Committee, shall not:

(i)             withhold, withdraw, qualify or modify (in a manner adverse to Parent) (or publicly propose or resolve to withhold, withdraw, qualify or modify (in a manner adverse to Parent)) the Company Recommendation (it being understood that it shall be considered a modification adverse to Parent that is material if any Acquisition Proposal structured as a tender or exchange offer is commenced and the Company Board, including the Special Committee, fails to publicly (x) recommend against acceptance of such tender or exchange offer by the holders of Shares and (y) reaffirm the Company Recommendation, in each case within ten (10) Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act);

(ii)           authorize, adopt, approve, endorse, recommend or publicly declare advisable (or publicly propose to authorize, adopt, approve, endorse, recommend or otherwise declare advisable), any Acquisition Proposal;

(iii)          fail to include the Company Recommendation in the Proxy Statement;

(iv)          fail to publicly reaffirm the Company Recommendation in response to an Acquisition Proposal that has been publicly disclosed within ten (10) Business Days after Parent so requests in writing (provided that the Company will not be obligated to reaffirm the Company Recommendation more than once per Acquisition Proposal (unless the terms of such Acquisition Proposal change in any material respects and such change is publicly announced or disclosed)); and

(v)           except as expressly permitted by, and after compliance with, this Section 6.2, approve or recommend, or declare advisable or propose to enter into, or cause or permit the Company to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, share exchange agreement or other similar definitive agreement with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 6.2(b) relating to any Acquisition Proposal) (an “Alternative Acquisition Agreement,” and any of the actions set forth in the foregoing clauses (i) through (v), a “Change of Recommendation”).

(d)           Superior Proposal Termination; Changes of Recommendation.

(i)            Anything in this Agreement to the contrary notwithstanding, prior to the receipt of the Requisite Company Stockholder Approvals, in response to an unsolicited bona fide written Acquisition Proposal that did not arise from a breach of the obligations set forth in this Section 6.2, either the Company Board (acting on the recommendation of the Special Committee) or the Special Committee may effect a Change of Recommendation or cause the Company to terminate this Agreement pursuant to Section 8.1(h), if prior to taking either such action (A) the Company Board (acting on the recommendation of the Special Committee), or the Special Committee, as applicable, determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is a Superior Proposal and the failure to take the actions contemplated by this Section 6.2(d) would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law and (B) the Company shall have given four (4) Business Days’ prior written notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal (including the identity of the Person or Group making such proposal) and provided copies of the most recent versions of all relevant material documents relating to such proposal (subject to customary redactions of any debt financing documents), and that the Company Board or the Special Committee, as applicable, intends to take such action (which notice shall not, in and of itself, constitute a Change of Recommendation), and during such four Business Day period, the Company shall (and shall cause its officers, employees, financial advisors, outside legal counsel and other Representatives to) be reasonably willing and available to participate in good faith negotiations with Parent and its Representatives should Parent propose to make adjustments or revisions to the terms and conditions of this Agreement and the Equity Commitment Letter; and at the end of the four Business Day period, prior to taking action to effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.1(h), the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines (taking into account any adjustment to the terms and conditions of this Agreement or the Equity Commitment Letter committed to by Parent in writing in response to such Acquisition Proposal, if any, and any other information offered by Parent) in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal remains a Superior Proposal and the failure to take the actions contemplated by this Section 6.2(d) would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; provided that in the event of any change to the financial terms of, or any other material amendment or material modification to, any Superior Proposal, the Company shall be required each time to deliver a new written notice to Parent and to comply with the requirements of this Section 6.2(d)(i) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.2(d)(i) shall be reduced to three (3) Business Days; and

(ii)           Anything in this Agreement to the contrary notwithstanding, prior to the receipt of the Requisite Company Stockholder Approvals, in response to an Intervening Event, the Company Board or Special Committee may effect a Change of Recommendation if prior to taking such action (A) the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law, (B) the Company shall have given four (4) Business Days’ prior written notice to Parent that the Company Board or Special Committee, as applicable, has determined that an Intervening Event has occurred or arisen (which notice will describe such Intervening Event in detail) and that the Company Board or Special Committee, as applicable, intends to effect a Change of Recommendation (which notice shall not, in and of itself, constitute a Change of Recommendation), and after giving such notice and prior to effecting such Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisors, outside legal counsel and other Representatives to negotiate) in good faith with Parent and its Representatives (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms and conditions of this Agreement and the Equity Commitment Letter in response thereto; and at the end of the four Business Day period, prior to taking action to effect a Change of Recommendation, the Company Board (acting on the recommendation of the Special Committee) or Special Committee takes into account any adjustments or revisions to the terms and conditions of this Agreement or the Equity Commitment Letter proposed by Parent in writing and any other information offered by Parent in response to such notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; provided that in the event of any material changes regarding any Intervening Event, the Company shall be required each time to deliver a new written notice to Parent and to comply with the requirements of this Section 6.2(d)(ii) with respect to such new written notice, except that the advance written notice obligation set forth in Section 6.2(d)(ii) shall be reduced to three (3) Business Days. “Intervening Event” means any material change, effect, event, occurrence or development that was not known or reasonably foreseeable by the Special Committee or the Company Board (other than Recused Directors) as of the date of this Agreement (or, if known or reasonably foreseeable, only the portion of such change, effect, event, occurrence or development of which the magnitude or material consequences were not known or reasonably foreseeable by the Special Committee or the Company Board (other than Recused Directors) as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Acquisition Proposal or any matter relating thereto or the consequences thereof, (ii) any change, in and of itself, in the price or trading volume of the Shares (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition) or (iii) the fact, in and of itself, that the Company meets, exceeds (or fails to meet) internal or published projections, forecasts, estimates, predictions or guidance or any matter relating thereto or consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition), constitute or be deemed to contribute to an Intervening Event.

(e)           Certain Permitted Disclosure. Anything in this Agreement to the contrary notwithstanding, the Company, the Company Board or the Special Committee, may, to the extent applicable, disclose to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or make any customary “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or any similar statement in response to any publicly disclosed Acquisition Proposal, in each case, if and to the extent as required by applicable Law; provided, however, that nothing in this paragraph (e) shall be construed to permit the Company to effect any Change of Recommendation other than in accordance with Section 6.2(d).

(f)            Notice. From and after the execution of this Agreement until the earlier of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent in writing if any inquires, proposals, indications of interest or offers with respect to an Acquisition Proposal are received by, any information is requested with respect to an Acquisition Proposal from, or any discussions or negotiations are sought to be initiated or continued with respect to an Acquisition Proposal with, it or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any inquiry, proposal (including, for the avoidance of doubt, the form and amount of consideration and proposed financing arrangements), or offer (including the identity of the Person or Group making such inquiry, proposal, indication of interest or offer and, if applicable, copies of any written request, proposal, inquiry, indication of interest or offer, including proposed agreements, commitment letters (subject to customary redactions of any debt financing documents) and any other written communications relating thereto, but excluding, for the avoidance of doubt, drafts of agreements to the extent they do not constitute or form a part of the Acquisition Proposal or request) and thereafter shall keep Parent informed, on a prompt basis (and, in any event, within twenty-four (24) hours), of the status and terms of any such proposal, inquiry, indication of interest or offer (including any amendments thereto and any new, amended or revised written materials and written communications relating thereto provided to the Company or its Representatives) and the status of any such discussions or negotiations.

(g)           Breach by Representatives. For purposes of this Section 6.2, the Company agrees that any material breach of this Section 6.2 by any of its Representatives (acting as such) shall be deemed to be a breach of this Agreement by the Company; provided, however, that the Company shall not be responsible for any breach of this Agreement by, or caused by, the Recused Directors.

Section 6.3             Proxy Statement Filing; Schedule 13e-3; Information Supplied.

(a)           The Company shall prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement (but in no event later than the 35th day following the date hereof), a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”).

(b)           The Company and Parent shall cooperate to, concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13e-3”) relating to the transactions contemplated by this Agreement.

(c)           The Company shall promptly notify Parent, and Parent shall promptly notify the Company, as applicable, of the receipt of all comments from the SEC with respect to the Proxy Statement or Schedule 13e-3 and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the other Party copies of all correspondence between such Party or any of its Representatives and the SEC with respect to the Proxy Statement or the Schedule 13e-3, as applicable. Each of the Company and Parent shall provide Parent and the Company, as applicable, and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC with respect to the Proxy Statement or the Schedule 13e-3, as applicable. The Company and Parent shall use their respective reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement and the Schedule 13e-3 from the SEC, and the Company shall cause the definitive Proxy Statement and Schedule 13e-3 to be mailed to the stockholders of the Company as promptly as possible (and in any event within five (5) calendar days) after confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement, which confirmation will be deemed to occur if the SEC has not affirmatively notified the Company prior to the tenth (10th) calendar day after filing the Proxy Statement that the SEC will or will not be reviewing the Proxy Statement (such date, the “SEC Clearance Date”).

(d)           The Company agrees, as to itself and its Subsidiaries, that the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company and Parent agree, as to themselves and their Affiliates, that the Schedule 13e-3 will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company, Parent and Merger Sub shall ensure that none of the information supplied by it for inclusion in the Proxy Statement or Schedule 13e-3 will, at the date of mailing to stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that (i) the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, its Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or Schedule 13e-3 and (ii) Parent assumes no responsibility with respect to information supplied by or on behalf of the Company, its Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or Schedule 13e-3. If at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Affiliates or its or their respective Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13e-3, as applicable, so that either the Proxy Statement or Schedule 13e-3 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification, as and to the extent required by applicable Law, (i) the Company shall promptly prepare (with the assistance of Parent as provided for in this Section 6.3) an amendment or supplement to the Proxy Statement, (ii) the Company and Parent shall promptly prepare an amendment or supplement to the Schedule 13e-3 and/or (iii) the Company shall cause the Proxy Statement or Schedule 13e-3 as so amended or supplemented to be filed with the SEC and to be disseminated to its stockholders.

(e)           The Company shall provide Parent with a reasonable opportunity to review drafts of the Proxy Statement and any other documents related to the Company Stockholders Meeting and will consider in good faith any comments provided by Parent in connection with such review. The Company and Parent shall (i) provide each other with a reasonable opportunity to review drafts of the Schedule 13e-3 prior to filing the Schedule 13e-3 with the SEC and (ii) consider in good faith all comments thereto reasonably proposed by the other Party, its outside legal counsel and its other Representatives.

Section 6.4             Company Stockholders Meeting. The Company will take, in accordance with applicable Law and the certificate of incorporation and bylaws of the Company, all action necessary to set a record date for, duly give notice of, convene and hold a meeting of the stockholders of the Company (the “Company Stockholders Meeting”) as promptly as reasonably practicable after the SEC Clearance Date (which Company Stockholders Meeting shall in no event be scheduled initially for a date that is later than the 30th day following the first mailing of the Proxy Statement to the stockholders of the Company without the written consent of Parent), to consider and vote upon the approval of this Agreement and to cause such vote to be taken, and shall not postpone or adjourn such meeting, except to the extent advised by counsel to be necessary to comply with Law or pursuant to the following sentence. Notwithstanding anything to the contrary in this Agreement, (i) the Company (acting on the recommendation of the Special Committee) may adjourn, recess, or postpone the Company Stockholders Meeting for a reasonable period to solicit additional proxies, if the Company reasonably believes there will be insufficient shares of capital stock of the Company represented (either in person or by proxy) to constitute a quorum necessary either to conduct the business of the Company Stockholders Meeting or to obtain either of the Requisite Company Stockholder Approvals (it being understood that the Company may not postpone or adjourn the Company Stockholders Meeting on more than two (2) occasions or for more than two (2) months in the aggregate pursuant to this clause (i) without Parent’s prior written consent, but in no event shall such adjourned, recessed or postponed Company Stockholders Meeting be held later than five (5) Business Days prior to the Outside Date) and (ii) the Company (acting on the recommendation of the Special Committee) may adjourn, recess, or postpone the Company Stockholders Meeting to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting; provided that, in the case of each of the foregoing clauses (i) and (ii), unless agreed in writing by the Company and Parent, any single such adjournment, recess or postponement shall be for a period of no more than ten (10) calendar days. Subject to Section 6.2, the Company Board shall include the Company Recommendation in the Proxy Statement and shall use reasonable best efforts to obtain the Requisite Company Stockholder Approvals. Once established, the Company shall not change the record date for the Company Stockholders Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned) or as required by applicable Law.

Section 6.5             Efforts; Cooperation; Antitrust Matters.

(a)           Subject to the terms of this Agreement, each of the Company, Parent and Merger Sub shall use reasonable best efforts to: (i) take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to cause the conditions precedent set forth in Article VII to be satisfied and consummate and make effective the Merger and any other transactions contemplated by this Agreement when required in accordance with this Agreement as promptly as reasonably practicable and in any event prior to the Outside Date; (ii) obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations, clearances or orders advisable or required to be obtained by Parent, the Company or any of their respective controlled Affiliates, including under the Antitrust Laws; (iii) avoid or defend against, as applicable, any Action by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger or any other transactions contemplated by this Agreement, including the Merger; (iv) as promptly as reasonably practicable, and in any event within ten (10) Business Days after the date of this Agreement, make or cause to be made all necessary filings under the HSR Act, and as promptly as reasonably practicable after the date of this Agreement submit all other notifications, filings and registrations required under the Antitrust Laws set forth on Section 6.5 of the Company Disclosure Schedule, and thereafter as promptly as reasonably practicable make an appropriate response to any requests for additional information and documentary material that may be requested by a Governmental Authority pursuant to any Antitrust Law; and (v) as promptly as reasonably practicable, make or cause to be made any other required or advisable registrations, declarations, submissions and filings with respect to the Merger or any other transactions contemplated by this Agreement required under the Exchange Act, any other applicable federal or state securities Laws, and any other applicable Law.

(b)           Without limiting the generality of anything contained in this Section 6.5, Parent and the Company shall: (i) give the other Parties prompt notice of the making or commencement of any request or proceeding by or before any Governmental Authority with respect to the Merger or any other transactions contemplated by this Agreement; (ii) keep the other Parties informed as to the status of any such request or proceeding; (iii) give the other Parties prompt notice and a reasonable opportunity to participate in any substantive communication made to the United States Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”), or any other domestic, foreign or supranational Governmental Authority regarding the Merger or any other transactions contemplated by this Agreement; and (iv) promptly notify the other Parties of any communication from the FTC, the DOJ or any other domestic, foreign or supranational Governmental Authority regarding the Merger or any other transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and each will consult with the other on and consider in good faith the views and comments of the other in connection with, any filing made with, or substantive written materials submitted or substantive communication made to any Governmental Authority in connection with the Merger or any other transactions contemplated by this Agreement (including the Proxy Statement and the Schedule 13e-3). In addition, except as may be prohibited by any Governmental Authority or by any applicable Law, each Party will permit authorized representatives of the other Parties to be present at each non-ministerial meeting, conference, videoconference, or telephone call and to have access to and be consulted in connection with any presentation, letter, white paper, or proposal made or submitted to any Governmental Authority in connection with such request or proceeding. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be); provided that materials provided pursuant to this Section 6.5 may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual obligations, and (iii) as necessary to address reasonable privilege concerns.

(c)            Subject to applicable Laws and as required by any Governmental Authority, the Company, on the one hand, and Parent, on the other hand, each shall keep the other apprised of the status of matters relating to completion of the Merger and the other transactions contemplated hereby, including promptly furnishing the other with copies of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement or (ii) upon receiving any communication from any Governmental Authority or third party whose consent or approval is required for consummation of the Merger or the other transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.

(d)            If any objections are asserted with respect to the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Laws, or if any lawsuit or other proceeding, whether judicial or administrative, is instituted (or threatened to be instituted), including any proceeding by any Governmental Authority or private party, challenging the Merger or any other transactions contemplated by this Agreement as violative of any Antitrust Law or which would otherwise prohibit or materially impair or delay in connection with any Antitrust Law the consummation of the Merger or any other transactions contemplated by this Agreement, each of Parent and the Company shall (and shall cause their respective Subsidiaries to) use their respective reasonable best efforts to resolve any such objections.

(e)            In furtherance, and not in limitation, of the foregoing, Parent shall (and if, and only if, requested by Parent, the Company shall) take all such further action as may be necessary to avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including proposing, negotiating, committing and effecting, by consent decree, hold separate order, or otherwise, to (i) sell, divest, dispose of or otherwise hold separate (including by establishing a trust or otherwise), any of the businesses, assets or properties of Parent, the Company or their respective Subsidiaries and (ii) otherwise take or commit to take actions that after the Closing would limit Parent’s, the Company’s or any of its Subsidiaries’ freedom of action with respect to, or its ability to operate and/or retain any of the businesses, assets or properties of Parent, the Company or any of their respective Subsidiaries; provided, however, that nothing in this Agreement shall require Parent or the Company to take or agree to take any action of the types referred to in the foregoing clauses (i) and (ii) unless it is binding on or otherwise applicable to Parent or the Company only from and after the Effective Time in the event that the Closing occurs; provided, further, however, that nothing in this Agreement shall require Parent or Merger Sub to take or agree to any action of the types referred to in clauses (i) or (ii) in this Section 6.5(e) if such action relates to any Affiliate of Parent (other than Merger Sub, Company and their respective Subsidiaries). This Section 6.5 and Section 6.1(d) (and not any other provisions of this Agreement) provides the Parties’ sole and exclusive obligations with respect to, or obtaining any approvals under, the HSR Act or other Antitrust Laws.

Section 6.6             Access; Confidentiality; Notice of Certain Events.

(a)           The Company and Parent each shall, upon reasonable request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13e-3 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any Governmental Authority in connection with the Merger and any other transactions contemplated by this Agreement.

(b)           Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours, without business disruption and consistent with applicable Law, upon reasonable advance notice, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, to its properties, personnel, Contracts and other books and records (other than any such matters that directly relate to the negotiation and execution of this Agreement (including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto or any Acquisition Proposal or Superior Proposal)); provided that no investigation pursuant to this Section 6.6 shall be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that would reasonably be expected to result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or any of its Subsidiaries or the Company Board or the Special Committee; provided that in the event the Company does not disclose certain information pursuant to the foregoing clauses (i) and (ii), the Company shall give notice to Parent of the fact that it is withholding such information or documents and, at Parent’s reasonable request, the Parties shall use commercially reasonable efforts to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the non-disclosure to the greatest extent reasonably possible, including by arrangement of appropriate clean room procedures, redaction of text from documents or entry into a customary joint defense agreement with respect to any information to be so provided. Notwithstanding the foregoing, Parent and its Representatives shall not be permitted to perform any invasive on-site procedures (including any invasive on-site study) with respect to any property of the Company or its Subsidiaries without the Company’s prior written consent. All requests for information made pursuant to this Section 6.6 shall, unless otherwise directed in writing by the Special Committee, be directed to the Chief Executive Officer, Chief Financial Officer, General Counsel or other executive officer or other Person designated by the Company. The Confidentiality Agreement, dated as of September 23, 2022, by and between the Company and Paine Schwartz Partners LLC (the “Confidentiality Agreement”), shall apply with respect to information furnished by the Company, its Subsidiaries and their respective Representatives hereunder.

(c)           To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d)           Notwithstanding anything to the contrary in this Section 6.6, the Company shall not be deemed to have breached this Section 6.6 if the Company cannot provide to Parent access of the Company pursuant to this Section 6.6 as a result of COVID-19 or the COVID-19 Measures; provided that for so long as any applicable COVID-19 Measures are in effect, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide access to Parent and its Representatives under this Section 6.6 through virtual or other remote means.

Section 6.7             Stock Exchange Delisting. Prior to the Effective Time, the Company and Parent shall cooperate to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.8             Public Announcements. The initial press release regarding the Merger shall be a joint press release of Parent and the Company reasonably acceptable to Parent and the Company. Thereafter, neither the Company nor Parent, nor any of their respective Affiliates, shall issue any press release or make any other public announcement or public statement (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to this Agreement or the Merger or any other transactions contemplated by this Agreement without consulting with each other and providing meaningful opportunity for review and giving due consideration to reasonable comment by the other Party, except (a) as such press release or other public announcement may be required by applicable Law, in which case the Party required to issue the release or make the announcement shall use commercially reasonable efforts to provide the other Party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance and shall give reasonable and good-faith consideration to any such comments proposed by the other Party, (b) subject to Section 6.2, in connection with a Change of Recommendation or Acquisition Proposal, (c) any disclosure of information concerning this Agreement in connection with any dispute between the Parties regarding this Agreement, or (d) internal announcements to employees that are not made public. Notwithstanding anything to the contrary in this Section 6.8, (i) each of the Parties may make public statements in response to questions by the press, analysts, investors, business partners or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company or to the extent that they have been reviewed and previously approved by both Parent and the Company and (ii) Parent, Merger Sub and their respective Affiliates may, without consultation or consent, make ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions.

Section 6.9             Employee Benefits.

(a)           Parent shall, or shall cause the Company or its Subsidiaries to provide, each employee of the Company or any of its Subsidiaries as of immediately prior to the Effective Time who continues to be employed with the Company or its Subsidiaries immediately following the Effective Time (each such employee, a “Continuing Employee”), during the period commencing on the Closing Date and ending on the first anniversary thereof (or the date of termination of employment of the relevant Continuing Employee, if sooner), be provided with (i) a base salary or base wage, as applicable, no less favorable than the base salary or base wage, as applicable, provided to such Continuing Employee by the Company or its Subsidiaries immediately prior to the Effective Time, (ii) an annual target cash bonus opportunity (excluding any equity or equity-based incentive compensation or long-term incentives arrangement) that is no less favorable than the annual target cash bonus opportunity as in effect for such Continuing Employee immediately prior to the Effective Time (subject to the same exclusions) and (iii) employee benefits (excluding any defined benefit pension, equity or equity-based arrangement, long-term incentive arrangement, nonqualified deferred compensation, post-termination arrangement or retiree health and welfare benefit plan or arrangement, the “Excluded Benefits”) that are substantially comparable in the aggregate to the employee benefits provided to such Continuing Employee immediately prior to the Effective Time (subject to the same exclusions). Additionally, Parent agrees that each Continuing Employee who experiences a severance-qualifying termination of employment within twelve (12) months following the Closing Date shall be provided with severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee upon such a qualifying termination under the applicable severance policy or individual employment, severance or separation agreement or other arrangement in effect immediately prior to the Effective Time, in each case identified on Section 6.9 of the Company Disclosure Schedule (each, a “Company Severance Plan”), under circumstances that would have given the Continuing Employee a right to severance payments and benefits under such Company Severance Plan.

(b)           Parent shall, or shall cause the Company or its Subsidiaries to, use commercially reasonable efforts to cause, during the plan year in which the Closing occurs, (i) any pre-existing conditions and eligibility waiting periods under any group health plans of Parent or its Affiliates in which Continuing Employees participate (the “Parent Plans”) in the year in which the Closing Date occurs to be waived with respect to the Continuing Employees and their eligible dependents to the extent such conditions or limitations were waived or satisfied under the corresponding Company Plan in which such Continuing Employee participated immediately prior to the Effective Time, (ii) the amount of eligible expenses paid by each Continuing Employee and his or her eligible dependents during the portion of the plan year ending on the Closing Date that were credited to deductible and maximum out-of-pocket requirements under the Company Plan that is a group health plan to be credited for purposes of satisfying the corresponding deductible and maximum out-of-pocket requirements under the corresponding Parent Plans for the applicable plan year and (iii) the Parent Plans in which the Continuing Employees are entitled to participate following the Closing to take into account for purposes of eligibility, vesting and future vacation benefit accrual thereunder (excluding any defined benefit pension, equity or equity-based arrangement, long-term incentive arrangement, nonqualified deferred compensation, post-termination arrangements or retiree health and welfare benefit plans or arrangements), service by such Continuing Employees to the Company or any of its Subsidiaries or predecessors as if such service were with Parent, to the same extent and for the same purpose as such service was credited under the corresponding Company Plan, in each case, except to the extent it would result in a duplication of compensation benefits or could in any way apply to a defined benefit plan.

(c)           The Compensation and Talent Committee shall be permitted to determine the final amounts payable under the Company’s Annual Bonus Plans (collectively, the “Company Bonus Plans”) in respect of the 2022 fiscal year, and shall pay such amounts at such time annual bonuses have historically been paid by the Company, but no later than the Closing Date.

(d)           The parties hereby acknowledge and agree that the transactions contemplated by this Agreement shall constitute a “change in control,” “change of control” or term or concept of similar import of the Company and its Subsidiaries under the terms of the Company Plans.

(e)           Notwithstanding the foregoing, nothing contained in this Agreement shall (i) be treated as an establishment, termination, modification or amendment of any particular Company Plan, Parent Plan, or any other benefit or compensation plan, program, policy, agreement or arrangement, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from establishing, modifying, amending or terminating any of their benefit or compensation plans, programs, policies, agreements or arrangements, (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to retain the employment or engagement of any particular employee or other Person, or (iv) other than as set forth in Section 9.8, create any rights and benefits, including third party beneficiary rights on any Person other than the Parties.

Section 6.10          Expenses. Except as set forth otherwise in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Merger and any other transactions contemplated by this Agreement, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that (a) expenses incurred in connection with (x) the filing fees for the Proxy Statement, Schedule 13e-3 and under the HSR Act and any other filing under Antitrust Laws and (y) printing and mailing the Proxy Statement and Schedule 13e-3, shall be borne by Parent, (b) costs and expenses associated with any amendments to the Loan Agreement (including incremental costs to maintaining such debt attributable to any such amendments) shall be borne by Parent, and (c) if the Merger is consummated, all costs and expenses of the Company shall be paid by Parent (out of the proceeds of the Equity Financing if available).

Section 6.11          Indemnification; Directors’ and Officers’ Insurance.

(a)           For a period of six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries and each individual who was serving at the request of the Company or its Subsidiaries as a director, officer, member, trustee or fiduciary of any other corporation, partnership or joint venture, trust, employee benefit plan or other enterprise (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, Action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to (x) their service as such or (y) services performed by such Indemnified Parties at the request of the Company or its Subsidiaries, in each case at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including (i) the Merger and any other transactions contemplated by this Agreement and (ii) actions to enforce this Section 6.11 or any other indemnification or advancement right of any Indemnified Party.

(b)           Parent and Merger Sub agree that all rights to exculpation or indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of the Indemnified Parties or any of their predecessors and the heirs, executors, trustees, fiduciaries and administrators of such Indemnified Parties, as provided in the Company’s or each of its Subsidiaries’ respective certificates of incorporation or bylaws (or comparable organizational or governing documents) in effect on the date hereof or in any Contract set forth on Section 6.11(b) of the Company Disclosure Schedule, shall survive the Merger and the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms. After the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor such obligations to the maximum extent that the Company or applicable Subsidiary would have been permitted to fulfill and honor them by applicable Law. In addition, for six (6) years following the Effective Time, Parent shall and shall cause the Surviving Corporation to cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws of the Company in effect on the date hereof, and such provisions shall not be amended, repealed or otherwise modified for six (6) years following the Effective Time in any manner which would adversely affect the rights of the Indemnified Parties, except as required by applicable Law.

(c)           Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement (or, if no such policies are available from insurance carriers with such credit rating, from insurance carriers with the next-highest credit rating then capable of providing such policies) with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of his or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, that in no event shall Parent or the Surviving Corporation be required to expend for such “tail” insurance policy an aggregate amount in excess of 300% of the last annual premium paid by the Company prior to the date hereof (such 300% amount, the “Cap”); provided, further, that if the amount of such “tail” insurance policy exceeds the Cap, the Surviving Corporation shall obtain a policy with the greatest coverage available for the Cap. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement; provided that in no event shall Parent or the Surviving Corporation be required to expend for all such policies pursuant to this sentence an annual premium amount in excess of the Cap for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceeds the Cap, the Surviving Corporation shall obtain a policy with the greatest coverage available for the Cap.

(d)           The provisions of this Section 6.11 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each Indemnified Party, and nothing in this Agreement shall affect, and the rights of each Indemnified Party under this Section 6.11 shall be in addition to, any indemnification rights that any such Indemnified Party may have under the certificates of incorporation or bylaws of the Company or any of its Subsidiaries or any Contract or applicable Law. Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party.

(e)           In the event that Parent or the Surviving Corporation (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least 50% of its properties and assets to any other Person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.11.

Section 6.12          Stockholder Litigation. The Company shall promptly notify Parent, and Parent shall promptly notify the Company, of any stockholder litigation against it or any of its Affiliates or Representatives arising out of or relating to this Agreement, the Merger or any other transactions contemplated by this Agreement (including by providing copies of all litigation documents served on the Company or Parent, as applicable) and shall keep Parent or the Company, as applicable, reasonably informed regarding any such stockholder litigation. Unless and until this Agreement is validly terminated in accordance with Article VIII, the Company and Parent shall (a) provide Parent and the Company, as applicable, a reasonable opportunity to review and to propose comments to all filings or written responses to be made by the Company or Parent, as applicable, in connection with any stockholder litigation against such Party, its directors or stockholders relating to any transaction contemplated by this Agreement and consult with Parent or the Company, as applicable, with respect to the defense, settlement or compromise of any such stockholder litigation, and the Company and Parent, as applicable, shall give reasonable and good-faith consideration to any comments proposed by Parent or the Company, as applicable, and (b) give Parent or the Company, as applicable, the opportunity to participate (but not to control), at Parent’s or the Company’s, as applicable, expense, in the defense, settlement or prosecution of any such stockholder litigation. In no event shall the Company or Parent enter into or agree to any settlement or compromise, or come to an agreement, with respect to such stockholder litigation without Parent’s or the Company’s, as applicable, consent, such consent not to be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary in this Section 6.12, any Action relating to the Dissenting Shares will be governed by Section 4.2(g).

Section 6.13           Equity Financing.

(a)           No Amendments to Equity Commitment Letter. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub (without the prior written consent of the Company) will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letter if such amendment, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Equity Financing; (ii) impose new or additional conditions, contingencies or other terms; (iii) otherwise expand, amend or modify any of the conditions to the receipt of the Equity Financing or any other terms to the Equity Financing in a manner that, in each case with respect to this clause (iii), would reasonably be expected to (A) delay or prevent the occurrence of the Closing or (B) make the timely funding of the Equity Financing, or the satisfaction of the conditions to obtaining the Equity Financing, less likely to occur in any respect; or (iv) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the other parties to the Equity Commitment Letter. Any reference in this Agreement to (1) the “Equity Financing” will include the financing contemplated by the Equity Commitment Letter as amended or modified in compliance with this Section 6.13; and (2) the “Equity Commitment Letter” will include such document as amended or modified in compliance with this Section 6.13.

(b)           Taking of Necessary Actions.

(i)             Equity Financing not a Closing Condition. Sponsor, Parent and Merger Sub each acknowledge and agree that obtaining the Equity Financing is not a condition to the Closing. If the Equity Financing has not been funded, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Merger, including by taking the actions required to be taken by Parent and Merger Sub pursuant to Section 6.13(b)(ii).

(ii)            Equity Commitment Letter. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper and advisable to obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including by (A) maintaining in effect the Equity Commitment Letter in accordance with the terms and subject to the conditions thereof; (B) complying with its obligations under the Equity Commitment Letter; (C) satisfying on a timely basis the conditions to funding the Equity Financing in the Equity Commitment Letter, if any, that are within Parent’s or Merger Sub’s control; (D) consummating the Equity Financing at or prior to the Closing, including causing the Sponsor to fund the Equity Financing at the Closing; (E) complying with its obligations pursuant to the Equity Commitment Letter; and (F) enforcing its rights pursuant to the Equity Commitment Letter.

(c)           Information from Parent. Without limiting the generality of the foregoing, Parent and Merger Sub must give the Company prompt notice (A) of any breach (or threatened breach) or default (or any event or circumstance that, with or without notice or lapse of time, or both, would reasonably be expected to give rise to any breach or default) by any party to the Equity Commitment Letter; (B) of any dispute or disagreement between or among any parties to the Equity Commitment Letter with respect to this Agreement, the Equity Commitment Letter, the Merger or the other transactions contemplated by this Agreement, or the Equity Financing; and (C) if for any reason Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Equity Financing on the terms, in the manner or from the sources contemplated by the Equity Commitment Letter. Parent will provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as soon as reasonably practical (but in any event with two Business Days) after the date that the Company delivers a written request therefor to Parent.

(d)           Enforcement. Parent and Merger Sub will seek to enforce, including by bringing an Action for specific performance, the Equity Commitment Letter if the Company seeks and is granted a decree of specific performance of the obligation to consummate the Merger.

Section 6.14           Financing Cooperation.

(a)           Cooperation by the Company with the Debt Financing. Prior to the Effective Time, to the extent requested by Parent or Merger Sub for the purpose of obtaining any debt financing in connection with the Merger (the “Debt Financing” and together with the equity financing obtained in connection with the Merger, the “Financing”), and subject to Section 6.14(b) in all respects, the Company will use its reasonable best efforts, and will cause each of its Subsidiaries or Representatives to use their reasonable best efforts, to provide to Parent or Merger Sub, on a timely basis, all cooperation and assistance reasonably requested or that is customary in arranging and obtaining the Debt Financing, if any (provided that such requested cooperation is consistent with applicable laws and does not unreasonably interfere with the operations of the Company and its Subsidiaries), including:

(i)            (A) participate (and cause senior management and Representatives of the Company to participate) in a reasonable and limited number of meetings, presentations, sessions with banks, potential lenders or ratings agencies and due diligence sessions in respect of the Debt Financing during normal business hours, without business disruption, consistent with applicable Law and upon reasonable advance notice and (B) assist with the preparation of appropriate and customary materials for any such presentations, offering and syndication documents (including lender and investor presentations, bank information memoranda and similar documents) and other marketing documents required in connection with the Debt Financing (if any);

(ii)           assist Parent with providing information reasonably required in connection with the preparation of pro forma financial information and pro forma financial statements to the extent required by the Debt Financing Sources, it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent or otherwise pertinent to the Transactions;

(iii)          assist Parent in connection with the preparation, delivery and registration of any pledge and security documents and other definitive financing documents (and any disclosure schedules thereto), in each case, as may be reasonably requested by Parent or the Debt Financing Sources, and necessary to facilitate the pledging of collateral and the granting of security interests (and perfection thereof) in respect of the Debt Financing, it being understood that such documents will not be recorded or take effect until the Effective Time;

(iv)          subject to the last sentence of Section 6.14(g), deliver notices of prepayment within the time periods required by the Loan Agreement, assist Parent in obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, in each case, in form and substance reasonably satisfactory to Parent, and give any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all obligations (other than contingent obligations for which no claim has been asserted) under the Loan Agreement;

(v)           take such actions as are reasonably requested by Parent or Merger Sub or the Debt Financing Sources to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing (other than conditions precedent that are in the control of Parent and/or Merger Sub), including the execution and delivery of customary solvency certificates with regards to the Company and its Affiliates after giving effect to Parent or Merger Sub’s acquisition thereof (it being understood and agreed that all materials and information obtained by Parent or Merger Sub pursuant hereto may be shared with the Debt Financing Sources pursuant to Section 6.14(d)); and

(vi)          furnish Parent and the Debt Financing Sources with all documentation and other pertinent information about the Company and its Subsidiaries as is reasonably requested by Parent at least ten (10) Business Days prior to Closing, in accordance with the requirements of the Debt Financing Sources, relating to applicable “know your customer” and anti-money laundering rules and regulations.

(b)            Limitation on Obligations of the Company. Nothing in Section 6.10, this Section 6.14 or any other provision of this Agreement will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or any other Contract, provide any additional security or guaranties or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior or concurrent reimbursement by or on behalf of Parent; (ii) enter into any definitive agreement or distribute any cash prior to the Effective Time; (iii) give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time; or (iv)  take any action that, in the good faith reasonable determination of the Company, would (a) unreasonably interfere with the conduct of the business of the Company and its Subsidiaries; (b) cause any representation or warranty or covenant contained in this Agreement to be breached; or (c) cause the Company or any of its Subsidiaries to materially violate or waive any attorney-client or other applicable privilege or breach any applicable Law or certificate of incorporation, bylaws or similar organizational or governing document. In addition, (A) no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time (other than in respect of any customary authorization letter); (B) neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate (other than a customary authorization letter), agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time; and (C) any bank information memoranda required in relation to the Debt Financing will contain disclosure and financial statements reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 6.14 will require (1) any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 6.14 that could reasonably be expected to result in personal liability to such Representative; (2) the Company Board to approve any financing or Contracts related thereto that would be effective prior to the Effective time; and (3) the Company and its Subsidiaries to take any action that would conflict with or violate its organizational documents or any applicable Laws, or result in a violation or breach of, or default under, any agreement to which the Company or any of it is Subsidiaries is a party binding on the Company. The Company will be deemed to be in compliance with Section 6.14(a) at all times unless and until (A) Parent provides in good faith a written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply, or action or failure to act, that constitutes a breach of Section 6.14(a); (B) Parent includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which will not require the Company to provide any cooperation that it would not otherwise be required to provide under Section 6.14(a)); and (C) the Company fails to take the actions specified in such Non-Cooperation Notice within a reasonable amount of time (but in any event no more than ten (10) Business Days from receipt of such Non-Cooperation Notice). Notwithstanding anything to the contrary in this Agreement, a breach of the obligations of the Company or its Subsidiaries under prongs (i)-(iv) or (vi) of Section 6.14(a) may not be asserted by Parent, Merger Sub or any of their Affiliates or Representatives as the basis for (x) any conditions set forth in Article VII not being satisfied; or (y) the termination of this Agreement pursuant to Section 8.1(e).

(c)           Use of Logos. The Company consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used (i) solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and (ii) solely in connection with a description of the Company, its business and products or the Merger (or the transactions contemplated in connection therewith).

(d)           Confidentiality. The process of obtaining any debt or equity financing will be conducted, and all non-public or other confidential information provided by the Company, any of its Subsidiaries or any of their respective Representatives pursuant to this Agreement, will be used and shared, in all respects in accordance with the Confidentiality Agreement and any joinder or similar agreements related thereto and entered into in accordance therewith, except that Parent and Merger Sub will be permitted to disclose such information to any Debt Financing Sources or prospective equity or debt financing sources and other financial institutions and investors that are or may become parties to the Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as a “Representative” thereunder as if parties thereto; or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

(e)           Reimbursement. If the Closing does not occur, promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including documented and reasonable out-of-pocket attorneys’ fees of one outside counsel) incurred by the Company or its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.14 (it being understood and agreed that the reimbursement set forth in this Section 6.14(e) shall not apply to any fees, costs, and expenses incurred by, or on behalf of, the Company, its Subsidiaries or any of its Representatives in connection with its ordinary course financial reporting requirements or in the provision of data that, in each case, was already prepared or was being prepared by the Company, its Subsidiaries or its Representatives in the ordinary course of business notwithstanding this Section 6.14).

(f)            Indemnification. The Company, its Subsidiaries and their respective Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees of one outside counsel), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging or obtaining the Debt Financing (including any cooperation pursuant to Section 6.14(a)) pursuant to this Agreement or the provision of information utilized in connection therewith, except with respect to any losses suffered or incurred solely as a result of (i) the bad faith, gross negligence or willful misconduct of the Company or any of its Representatives (other than the Recused Directors) or (ii) material breach by the Company or its Subsidiaries of this Section 6.14. Parent’s obligations pursuant to Section 6.14(e) and this Section 6.14(f) are referred to collectively as the “Parent Reimbursement Obligations”.

(g)           No Financing Condition. Parent and Merger Sub each acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing. If any Debt Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Merger. Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 7.2(b), as applied to the Company’s obligations under this Section 6.14, shall be deemed to be satisfied unless the Debt Financing has not been obtained as a direct result of the Company’s Willful and Material Breach of its obligations under this Section 6.14. Parent and Merger Sub agree that if there is insufficient Debt Financing (together with the Equity Financing) to pay the Required Amount and to payoff the Indebtedness under the Loan Agreement, then the Loan Agreement shall remain outstanding in accordance with its terms (as amended by that certain amendment as of the date hereof).

Section 6.15           Other Actions by the Company.

(a)           Takeover Statutes. If any Takeover Statute is or becomes applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the members of their respective boards of directors shall use reasonable best efforts to, to the extent permitted by applicable Law, grant such approvals and take such actions as are necessary so that the Merger or such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to eliminate or minimize the effects of such statute or regulation on such transactions.

(b)           Section 16 Matters. The Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 6.16           Obligations of Parent.

(a)           Parent, in its capacity as the sole stockholder of Merger Sub, shall, in accordance with applicable Law and its certificate of incorporation and bylaws, approve and adopt this Agreement by written consent immediately following its execution.

(b)           Prior to the Effective Time, without the prior written consent of the Company, Parent shall not permit or agree to permit any Person to obtain any equity interests (or rights to obtain any equity interests) in Parent or Merger Sub if such action would, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger and any other transactions contemplated by this Agreement.

Article VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1             Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver (except with respect to Section 7.1(a), which shall not be waivable) at or prior to the Closing of each of the following conditions:

(a)            Requisite Stockholder Approvals. The Requisite Company Stockholder Approvals shall have been obtained.

(b)            Antitrust Clearance. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and the approvals, clearances or expirations of waiting periods under the Antitrust Laws set forth on Section 6.5 of the Company Disclosure Schedule shall have been obtained or deemed obtained as a result of the expiry of applicable waiting periods.

(c)            Laws and Orders. No court or other Governmental Authority of competent jurisdiction shall have enacted, announced, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) (collectively, an “Order”) that is in effect that restrains, enjoins, renders illegal or otherwise prohibits consummation of the Merger.

Section 7.2             Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a)            Representations and Warranties. (i) The representation and warranty of the Company set forth in Section 5.1(g)(ii) (Absence of Material Adverse Effect) shall have been true and correct in all respects at and as of the date of this Agreement and shall be true and correct in all respects at and as of the Closing Date; (ii) the representation and warranty of the Company set forth in Section 5.1(b)(i) and Section 5.1(b)(ii) (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of a particular date or period of time, in which case as of such particular date or period of time), except for any inaccuracies that would result in an increase of no more than $5,000,000 in the aggregate amount of the Merger Consideration and the aggregate amount to be paid in respect of Company Equity Awards pursuant to Section 4.3; (iii) each of the representations and warranties of the Company set forth in Section 5.1(a)(i) (Organization, Good Standing and Qualification), Section 5.1(b) (Capital Structure) (other than clauses (i) and (ii) thereof), Section 5.1(c) (Corporate Authority; Approval and Fairness.), Section 5.1(d)(ii)(A)(x) (Governmental Filings; No Violations), Section 5.1(m) (Takeover Statutes) and Section 5.1(t) (Brokers and Finders) (x) that is not qualified by any materiality limitations, such as “material,” “in all material respects” and “Material Adverse Effect” set forth therein, shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time) or (y) that is qualified by any materiality limitations, such as “material,” “in all material respects” and “Material Adverse Effect” set forth therein, shall have been true and correct as of the date of this Agreement and shall be true and correct at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (iv) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any materiality limitations, such as “material,” “in all material respects” and “Material Adverse Effect” set forth therein) shall have been true and correct at and as of the date of this Agreement and shall be true and correct at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failures of such representations and warranties to be so true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required to be performed or complied by it under this Agreement at or prior to the Closing Date.

(c)           Absence of Material Adverse Effect. Since the date of this Agreement, there has not occurred any fact, change, effect, event, occurrence, circumstance or development that, individually or in the aggregate, has had a Material Adverse Effect that is continuing.

(d)           Company Closing Certificate. Parent and Merger Sub shall have received at the Closing a certificate validly executed for and on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) are satisfied.

(e)           FIRPTA Certificate. Parent and Merger Sub shall have received at or prior to the Closing a certificate in the form required by Treasury Regulations Section 1.897-2(h) executed by a duly authorized officer of the Company certifying that the Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(a)(ii) of the Code, which certificate complies with the requirements of Section 1445 of the Code.

Section 7.3             Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct at and as of the date of this Agreement and shall be true and correct at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the ability of Parent or Merger Sub to consummate the Merger and deliver the Merger Consideration and other amounts in accordance with Article IV.

(b)           Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required to be performed or complied by it under this Agreement at or prior to the Closing Date.

(c)           Parent Closing Certificate. The Company shall have received at the Closing a certificate validly executed for and on behalf of Parent and Merger Sub by a duly authorized officer of Parent certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) are satisfied.

Article VIII

TERMINATION

Section 8.1            Termination. This Agreement may be terminated and the Merger and any other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time:

(a)           by mutual written consent of the Company and Parent;

(b)           by either Parent or the Company, if the Merger shall not have been consummated on or before the date that is 180 days after the date hereof or such date as may be mutually agreed by Parent and the Company in writing (the “Outside Date”), provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose material breach or failure to comply in any material respect with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date;

(c)           by either Parent or the Company, if the Requisite Company Stockholder Approvals shall not have been obtained if a vote shall have been taken thereon at the Company Stockholders Meeting or at any postponement, recess or adjournment thereof taken in accordance with this Agreement;

(d)           by either Parent or the Company, if any court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated or entered any Order that permanently restrains, enjoins, renders illegal or otherwise permanently prohibits consummation of the Merger and such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose failure to comply in any material respects with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, such Order;

(e)           by Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue or incorrect following the date of this Agreement, in either case such that any condition set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by Parent to the Company describing such breach or failure in reasonable detail and stating Parent’s intention to terminate this Agreement and abandon the Merger and any other transactions contemplated by this Agreement or (ii) three (3) Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to Parent for so long as it is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would give rise to a failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(f)            by the Company, if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue or incorrect following the date of this Agreement, in either case such that any condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by the Company to the breaching Party describing such breach or failure in reasonable detail and stating the Company’s intention to terminate this Agreement and abandon the Merger and any other transactions contemplated by this Agreement or (ii) three (3) Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(f) shall not be available to the Company for so long as it is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would give rise to a failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(g)           by Parent, prior to the time the Requisite Company Stockholder Approvals are obtained, if a Change of Recommendation shall have been made or occurred; or

(h)           by the Company, prior to the time the Requisite Company Stockholder Approvals are obtained, in connection with entering into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.2(d); provided that prior to or concurrently with such termination, the Company pays or causes to be paid the Company Termination Fee; provided, further that the right to terminate this Agreement pursuant to this Section 8.1(h) shall not be available to the Company if it has materially breached any covenant or agreement set forth in Section 6.2.

Section 8.2             Effect of Termination and Abandonment.

(a)           In the event of a valid termination of this Agreement in accordance with Section 8.1, this Agreement shall become void and of no effect and the transactions contemplated hereby shall be abandoned with no obligation or liability to any Person on the part of any Party (or of any of its Representatives or Affiliates) upon the delivery of written notice by the terminating Party (or its Representatives or Affiliates) to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated; provided that (x) subject to Section 8.2(d), no such termination shall relieve any Party of any liability or damages resulting from any Fraud or Willful and Material Breach of its obligations set forth in this Agreement prior to termination of this Agreement (which damages shall not be limited to reimbursement of expenses or out of pocket costs and, in the case of liabilities or damages payable by Parent and Merger Sub, will include the benefits of the transactions contemplated by this Agreement lost by the Company’s stockholders, taking into consideration all relevant matters, including lost stockholder premium), (y) no such termination shall relieve any Party from its obligation to pay the Company Termination Fee, Parent Reimbursement Obligations and any Enforcement Costs, as and to the extent applicable, and (z) the provisions set forth in Section 5.1(w), Section 5.2(l), Section 6.8, Section 6.10, Section 6.14(e), Section 6.14(f), this Section 8.2 and Article IX (other than with respect to the specific enforcement to cause the Closing to occur) shall survive the termination of this Agreement in accordance with their respective terms. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement or the Equity Commitment Letter, which rights, obligations and agreements will, to the extent applicable, survive the termination of this Agreement in accordance with their respective terms.

(b)           Company Termination Fee. In the event that this Agreement is terminated:

(i)            (1) (x) by either the Company or Parent pursuant to Section 8.1(c) (Requisite Company Stockholder Approvals Not Obtained) or (y) by Parent pursuant to Section 8.1(e) (Company Breach) (as a result of a material breach by the Company of Section 6.2 or Section 6.4);

(2) an Acquisition Proposal shall have been made publicly (or otherwise become publicly known) or announced to the Company or the Company Board which Acquisition Proposal has not been irrevocably withdrawn in good faith at least five (5) Business Days prior to the Company Stockholders Meeting or prior to the date of termination in the case of a termination pursuant to Section 8.1(e); and

(3) within twelve (12) months after such termination, the Company shall have consummated a transaction contemplated by an Acquisition Proposal or shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal; provided that, for purposes of this Section 8.2(b)(i), the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(ii)           by Parent pursuant to Section 8.1(g) (Change of Recommendation); or

(iii)          by the Company pursuant to Section 8.1(h) (Superior Proposal);

then, (1) in the case of Section 8.2(b)(i), within two (2) Business Days after the earlier of consummation of such Acquisition Proposal and entry into such Alternative Acquisition Agreement, (2) in the case of Section 8.2(b)(ii), within two (2) Business Days after termination of this Agreement and (3) in the case of Section 8.2(b)(iii), concurrently with or prior to termination of this Agreement, the Company shall pay or cause to be paid a termination fee of $15,000,000 (the “Company Termination Fee”) to Parent by wire transfer of immediately available funds to an account designated in writing by Parent.

(c)            Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not have entered into this Agreement; accordingly, if (x) the Company fails to timely pay Parent the Company Termination Fee when due pursuant to Section 8.2(b), and, to obtain such payment, Parent commences a suit that results in a judgment against the Company, or (y) the Company commences a suit against Parent for damages and such suit results in a judgment against Parent, the Company or Parent, as applicable, shall pay the other Party its reasonable, documented and out-of-pocket costs and expenses (including documented and reasonable out-of-pocket attorneys’ fees of one outside counsel) in connection with such suit, together with interest thereon at the prime rate as published in The Wall Street Journal (or if not reported therein, as reported in another authoritative source reasonably selected by the owed Party) in effect on the date the relevant suit is filed from such date through the date of full payment thereof (any such amounts of costs, expenses and interest, the “Enforcement Costs”); provided, that in no event shall either Party be required to pay Enforcement Costs in an aggregate amount exceeding $2,500,000.

(d)            Limitations on Remedies.

(i)             Notwithstanding anything to the contrary in this Agreement, in no event shall more than one Company Termination Fee be payable under this Agreement.

(ii)            If this Agreement is validly terminated pursuant to Section 8.1, (A) the Company’s receipt of the Parent Reimbursement Obligations, any Enforcement Costs, the Company’s right to specific performance pursuant to Section 9.5(c) (other than the Company’s right to specific performance to cause the Closing to occur) and the Company’s rights under the Equity Commitment Letter, will be the sole and exclusive remedies of the Company Related Parties against the Parent Related Parties in respect of this Agreement, any agreement executed in connection herewith, the transactions contemplated hereby and thereby, the termination of this Agreement, or the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure, and (B) upon payment of the Parent Reimbursement Obligations and any Enforcement Costs, none of the Parent Related Parties will have any further liability or obligation to any of the Company Related Parties or any other Person relating to or arising out of this Agreement, any agreement executed in connection herewith, the transactions contemplated hereby or thereby, or for any matters forming the basis of such termination, except that, in each case (x) the Parties or their respective Affiliates (or both) will remain obligated with respect to, and the Company and its Subsidiaries will be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.2(a), as applicable; and (y) the Sponsor will remain obligated pursuant to, and the Company and its Subsidiaries will be entitled to remedies with respect to, the Equity Commitment Letter. Notwithstanding the foregoing, this Section 8.2(d)(ii) will not relieve Parent, Merger Sub, PSP or the Sponsor from any liability (1) for any Fraud or Willful and Material Breach of this Agreement, except that under no circumstances will the collective monetary damages payable by the Parent Related Parties (including for any Willful and Material Breach (but excluding, for the avoidance of doubt, Fraud)) under this Agreement, any agreement executed in connection herewith or any transactions contemplated hereby or thereby exceed an amount, in the aggregate, equal to $43,000,000 plus the Parent Reimbursement Obligations and any Enforcement Costs (such aggregate amount, the “Parent Liability Limitation”) or (2) for any breaches of the Confidentiality Agreement. In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation (except for Fraud or pursuant to the Confidentiality Agreement, as applicable) against the Parent Related Parties, and, other than with respect to Fraud or pursuant to the Confidentiality Agreement, in no event will any Company Related Parties be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Merger, the Equity Commitment Letter or the transactions contemplated hereby or thereby, the termination of this Agreement, the failure to consummate the Merger, or any claims or actions under applicable Law arising out of any such breach, termination or failure. Other than the Sponsor (solely as and to the extent provided in the Equity Commitment Letter), Parent and Merger Sub, in no event will any Parent Related Party have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement or the Merger.

(iii)          If this Agreement is validly terminated pursuant to Section 8.1, (A) Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 8.2(b), any Enforcement Costs and Parent’s right to specific performance pursuant to Section 9.5(c) (other than Parent’s right to specific enforcement to cause the Closing to occur) will be the sole and exclusive remedies of the Parent Related Parties against the Company Related Parties in respect of this Agreement, any agreement executed in connection herewith, the transactions contemplated hereby and thereby, the termination of this Agreement, or the failure to consummate the Merger and (B) upon payment of the Company Termination Fee (to the extent owed pursuant to Section 8.2(b)) and any Enforcement Costs, none of the Company Related Parties will have any further liability or obligation to any of the Parent Related Parties or any other Person relating to or arising out of this Agreement, any agreement executed in connection herewith, the transactions contemplated hereby or thereby, or for any matters forming the basis of such termination, except that the Parties or their respective Affiliates (or both) will remain obligated with respect to, and Parent may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.2(a), as applicable. Notwithstanding the foregoing, this Section 8.2(d)(iii) will not relieve the Company from any liability (1) for any Fraud or Willful and Material Breach of this Agreement, except that under no circumstances will the collective monetary damages payable by the Company for breaches (including for any Willful and Material Breach (but excluding, for the avoidance of doubt, Fraud)) under this Agreement, any agreement executed in connection herewith or any transactions contemplated hereby or thereby (taking into account the payment of the Company Termination Fee pursuant to this Agreement) exceed an amount, in the aggregate, equal to $43,000,000 plus any Enforcement Costs (such aggregate amount, the “Company Liability Limitation”) or (2) for any breaches of the Confidentiality Agreement. In no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation (except for Fraud or pursuant to the Confidentiality Agreement, as applicable) against the Company Related Parties, and, other than with respect to Fraud or pursuant to the Confidentiality Agreement, as applicable, in no event will Parent or Merger Sub be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger, or any claims or actions under applicable Law arising out of any such breach, termination or failure. For the avoidance of doubt, other than the obligations of the Company provided in this Agreement, no Company Related Party, other than the Company, will have any liability for monetary damages to any Parent Related Party or any other Person relating to or arising out of this Agreement or the Merger.

Article IX

MISCELLANEOUS and general

Section 9.1             Survival. This Article IX, the agreements of the Company, Parent and Merger Sub contained in Article IV, Section 6.9 (Employee Benefits) and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the Effective Time shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

Section 9.2             Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by Parent, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided that after the receipt of the Requisite Company Stockholder Approvals, no amendment shall be made that by applicable Law requires further approval by the holders of capital stock of the Company without obtaining such further approval.

Section 9.3             Waiver. Other than Section 7.1(a), the conditions to each of the respective Parties’ obligations to consummate the Merger and any other transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law (except to the extent specifically provided otherwise in Section 8.2).

Section 9.4             Counterparts. This Agreement may be executed (including by an electronic signature (e.g., DocuSign)) in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.5             Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a)            Governing Law and Venue. This Agreement and any claim, cause of action or Action (whether at law, in contract or in tort) that may directly or indirectly be based upon, relate to or arise out of this Agreement or any transaction contemplated hereby, or the negotiation, execution or performance hereunder shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties (i) expressly submits to the personal jurisdiction and venue of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, then the U.S. District Court for the District of Delaware and any federal appellate court therefrom, or if the U.S. District Court for the District of Delaware declines to accept jurisdiction or does not have subject matter jurisdiction, then any state court within the State of Delaware and any state appellate court therefrom within the State of Delaware) (the “Chosen Courts”), in the event any dispute between the Parties (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) expressly waives any claim of lack of personal jurisdiction or improper venue and any claims that such courts are an inconvenient forum with respect to such a claim, and (iii) agrees that it shall not bring any claim, action or proceeding against any other Parties relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each Party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address set forth in Section 9.6, such service to become effective ten (10) days after such mailing.

(b)           Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c)            Specific Performance.

(i)            Irreparable Damage. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions that are required of it by this Agreement in order to consummate the Merger) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement or to enforce specifically the terms of this Agreement (including specific performance or other equitable relief to cause Parent to perform any obligations required of it and to enforce its rights under the Equity Commitment Letter (or to directly enforce the obligation to fund the Equity Financing in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letter) and to cause Parent to consummate the Merger); (B) the provisions of Section 8.2 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(ii)            No Objections; Cooperation. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement or to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. Each Party agrees that it will use its reasonable best efforts to cooperate with the other Parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance to attempt to fully resolve any dispute between the Parties prior to the Outside Date.

Section 9.6             Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any Party to the other Parties to this Agreement shall be in writing and (a) served by personal delivery upon the Party for whom it is intended, (b) served by an internationally recognized overnight courier service upon the Party for whom it is intended, (c) delivered by registered or certified mail, return receipt requested or (d) sent by email:

If to Parent or Merger Sub, to:

Project Cloud Holdings, LLC

c/o Paine Schwartz Partners, LLC

475 Fifth Avenue, 17th Floor

New York, NY 10017

Attention: Kevin Schwartz; Alexander Corbacho

Email: kschwartz@paineschwartz.com; acorbacho@ paineschwartz.com with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

Attention: Corey D. Fox, P.C.; Peter Stach

Email: cfox@kirkland.com; peter.stach@kirkland.com

if to the Special Committee, to:

AgroFresh Solutions, Inc.
One Washington Square
510-530 Walnut St., Suite 1350
Philadelphia, PA 19106

Attention: Nance Dicciani, Chair of the Special Committee

with a copy (which shall not constitute notice) to:

Morris, Nichols, Arsht & Tunnell LLP

1201 N. Market Street

Wilmington, DE 19801

Attention:	Eric Klinger-Wilensky
E-mail:	ekwilensky@mnat.com

if to the Company, to:

AgroFresh Solutions, Inc.
One Washington Square
510-530 Walnut St., Suite 1350
Philadelphia, PA 19106

Attention: Thomas Ermi, Executive Vice President & General Counsel
E-mail: termi@agrofresh.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP
250 West 55th Street
New York, NY 10019

Attention:	Mitchell S. Presser Omar E. Pringle Joseph P. Sulzbach
E-mail:	mpresser@mofo.com opringle@mofo.com jsulzbach@mofo.com

or to such other Person or addressees as has or have been designated in writing by the Party to receive such notice provided above. Any notice, request, instruction or other communications or document given as provided above shall be deemed given to the receiving Party (w) upon actual receipt, if delivered personally, (x) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier, (y) three (3) Business Days after deposit in the mail, if sent by registered or certified mail or (z) upon confirmation of receipt by the recipient (if requested) if sent by email. Copies to outside counsel are for convenience only and failure to provide a copy to outside counsel does not alter the effectiveness of any notice, request, instruction or other communication otherwise given in accordance with this Section 9.6.

Section 9.7             Entire Agreement. This Agreement (including any exhibits, annexes and schedules hereto) and the documents and other agreements among the Parties, or any of them, as contemplated by or referred to herein, including the Company Disclosure Schedule, the Parent Disclosure Schedule, the Equity Commitment Letter, and the Support Agreement, together with each other agreement entered into by or among any of the Parties as of the date of this Agreement that makes reference to this Section 9.7, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof. For the avoidance of doubt, the Investment Agreement, dated as of June 13, 2020, by and among the Company and PSP (as modified by that certain Limited Waiver, dated as of October 26, 2022, and the Support Agreement) shall continue to apply unaffected by this Agreement.

Section 9.8             No Third-Party Beneficiaries. Except as provided in this Section 9.8, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided that if, and only if, the Effective Time occurs, (a) the holders of Shares shall be third-party beneficiaries of, and entitled to rely on, Section 4.1 (Effect on Capital Stock) and Section 4.2 (Exchange), (b) the holders of Company Equity Awards shall be third-party beneficiaries of, and entitled to rely on, Section 4.3 (Treatment of Company Equity Awards) and (c) the Indemnified Parties shall be third-party beneficiaries of, and entitled to rely on, Section 6.11 (Indemnification; Directors’ and Officers’ Insurance). The Parties further agree that the rights of third-party beneficiaries under the first proviso of this Section 9.8 shall not arise unless and until the Effective Time occurs.

Section 9.9             Special Committee Matters. For all purposes hereunder, the Company (prior to the Effective Time) and the Company Board, as applicable, shall act, including with respect to the granting of any consent, permission or waiver or the making of any determination, only as directed by the Special Committee or its designees. Prior to the Effective Time, without the consent of the Special Committee, the Company Board shall not (a) eliminate, revoke or diminish the authority of the Special Committee or (b) remove or cause the removal of any director of the Company Board that is a member of the Special Committee as a member of the Special Committee. The Special Committee (and, for so long as the Special Committee is in existence, only the Special Committee) may pursue any action or litigation with respect to breaches of this Agreement on behalf of the Company.

Section 9.10           Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 9.11          Transfer Taxes; Tax Treatment. All transfer, documentary, sales, use, stamp, registration, excise and other similar Taxes and fees imposed upon the Merger or the transfer of Shares pursuant to the Merger shall be paid by Parent or the Company when due. The Parties agree that in connection with the Merger and the other transactions contemplated by this Agreement (a) all cash on the balance sheet of the Company and its Subsidiaries will be used to pay solely (i) expenses or (ii) Indebtedness, in each case, of the Company or its Subsidiaries, (b) no cash on the balance sheet of the Company or its Subsidiaries will be used to finance any payments made to a stockholder of the Company as consideration for such stockholder’s Shares; and (c) the Merger will be treated as a purchase by Parent of the Shares from the stockholders of the Company for U.S. federal (and other applicable) income Tax purposes.

Section 9.12           Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 9.13           Interpretation; Construction.

(a)           The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit or Annex, such reference shall be to a Section of or Exhibit or Annex to this Agreement unless otherwise indicated.

(b)           If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if,” any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall mean such Law as may from time to time be amended, modified or supplemented. Currency amounts referenced herein are in U.S. Dollars. Each reference to a “wholly owned Subsidiary” or “wholly owned Subsidiaries” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person. The word “or” is not exclusive, and shall be interpreted as “and/or”. The words “shall” and “will” have the same meaning. The terms “provided to” or “made available to,” with respect to documents required to be provided by the Company to Parent or Merger Sub, include documents filed or furnished by the Company with the SEC or in the online data room established for purposes of due diligence of the Company’s business in connection with the transactions contemplated hereby, in each case prior to 11:59 p.m. Eastern Time on the calendar day immediately prior to the date hereof. Whenever this Agreement refers to a number of days, such number refers to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(c)           The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 9.14           Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties, except that Parent and Merger Sub may assign any and all of its rights under this Agreement, by written notice to the Company, to (a) any of their respective Affiliates or (b) any Debt Financing Sources pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing; provided that (i) no assignment shall be permitted if such assignment would, or would reasonably be expected to, prevent or materially delay Parent or Merger Sub from performing their respective obligations under this Agreement or consummating the Merger and any other transactions contemplated by this Agreement, (ii) no assignment shall relieve Parent of any of its obligations pursuant to this Agreement and (iii) no assignment shall relieve Merger Sub of its obligations that are unperformed by its assignee. Any purported assignment in violation of this Agreement is void.

Section 9.15          No Recourse. In no event will the Company, whether prior to or after termination of this Agreement, seek or obtain, nor will it permit any of its Representatives to seek or obtain, nor will any other Person be entitled to seek or obtain, any monetary recovery or monetary award of any kind (including consequential, special, indirect or punitive damages) against any Parent Related Party with respect to this Agreement or the Equity Commitment Letter or the transactions contemplated hereby and thereby (including any breach by the Sponsor, Parent or Merger Sub, as applicable), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, except, in each case, for claims that the Company may assert (A) against any Person that is a party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement and the Support Agreement; (B) against Parent or Merger Sub to the extent expressly provided for in this Agreement or the Equity Commitment Letter; or (C) against the Sponsor to the extent expressly provided for in this Agreement or the Equity Commitment Letter, as applicable.

Section 9.16           Necessary Further Actions. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest in the Surviving Corporation the full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

PROJECT CLOUD HOLDINGS, LLC

By	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: President and Chief Executive Officer

PROJECT CLOUD MERGER SUB, INC.

By	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: President and Chief Executive Officer

AGROFRESH SOLUTIONS, INC.

By	/s/ Clinton A. Lewis, Jr.
Name: Clinton A. Lewis, Jr.
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

DEFINED TERMS

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the date hereof; or (ii) executed, delivered and effective after the date hereof, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receive non-public information of or with respect to the Company to keep such information confidential (subject to customary exceptions); provided, however, that the provisions contained therein are not less favorable to the Company than the terms of the Confidentiality Agreement and that such agreement does not contain provisions which prohibit the Company from complying with its obligations to Parent, including pursuant to the provisions of Section 6.2(b).

“Acquisition Proposal” means any proposal, offer or indication of interest from a Third Person relating to any transaction or series of related transactions that, if consummated, would result in (i) a direct or indirect purchase or acquisition by a Third Person of the assets of the Company constituting fifteen percent (15%) or more of the consolidated net revenues, net income or total assets (including equity securities of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole; (ii) any direct or indirect purchase or acquisition by a Third Person of beneficial ownership of fifteen percent (15%) or more of the total voting power of the Company; or (iii) a direct or indirect merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or other similar transaction involving the Company pursuant to which such Third Person (or its equityholders) would hold securities representing fifteen percent (15%) or more of the total voting power of the Company (or the surviving or resulting entity) after giving effect to such transaction.

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with a second Person, provided that (w) none of the Affiliated Stockholders shall be deemed to be Affiliates of the Company or any Subsidiaries of the Company, (x) the Company and Subsidiaries of the Company shall not be deemed to be Affiliates of the Affiliated Stockholders, in each case, for any purpose hereunder and (y) PSP, the Sponsor and their respective controlled Affiliates shall be deemed Affiliates of Parent and Merger Sub.

“Affiliated Stockholders” means the Sponsor, PSP and their respective Affiliates (including Parent and Merger Sub).

“Annual Bonus Plans” means the Company 2022 Sales Incentive Plan Program and the Company 2022 Performance Bonus Program.

“Antitrust Law” means (i) the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other federal, state, foreign or supranational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust or competition Laws and regulations that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition and (ii) any Law of any of the Governmental Authorities set forth on Section 6.5 of the Company Disclosure Schedule.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which banks in the County of New York, New York are required or authorized by Law to close.

“CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and (ii) Division N — Additional Coronavirus Response and Relief of the Consolidated Appropriations Act 2021 (H.R. 133), in each case, together with all rules any regulations and guidance issued by any Governmental Authority with respect thereto.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Company Equity Award” means Company Stock Options, Company RSU Awards, Company Phantom RSU Awards, Company PSU Awards, Company Phantom PSU Awards, Company Restricted Shares, Company SARs and ESPP Options.

“Company ESPP” means the AgroFresh Solutions 2019 Employee Stock Purchase Plan.

“Company Phantom PSU Award” means an award of phantom stock units of the Company subject to both time-based and performance-based vesting conditions.

“Company Phantom RSU Award” means an award of phantom stock units of the Company subject to time-based vesting conditions only.

“Company Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each employment, consulting, change in control, transaction, retention, stay bonus, bonus, commission, retirement, pension, profit sharing, deferred compensation, equity or equity-based, vacation, severance, separation pay, termination, disability, death benefit, medical, welfare, paid time off, and each other benefit or compensation plan, policy, program, contract, agreement or arrangement, in each case, that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to, or has or may have any current or contingent liability or obligation, other than any plan, program, policy, agreement or arrangement sponsored and maintained by a Governmental Authority.

“Company PSU Award” means an award of restricted stock units of the Company subject to both time-based and performance-based vesting conditions.

“Company Related Party” means any Related Party of the Company.

“Company Restricted Share” means a Share that is unvested or is subject to risk of forfeiture, repurchase option or other condition on title or ownership.

“Company RSU Award” means a restricted stock unit of the Company subject to time-based vesting conditions only.

“Company SAR” means a stock appreciation right of the Company subject to time-based vesting conditions.

“Company Section 16 Officer” means any Person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.

“Company Stock Option” means an option to purchase Shares (other than ESPP Options).

“Company Stock Plan” means the AgroFresh Solutions 2015 Incentive Compensation Plan, as amended, and any other plan, program, agreement or arrangement providing for the grant of equity-based awards to directors, officers, employees or other service providers of the Company or any of the Company’s Subsidiaries.

“Company Stockholder Approval” means the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby by the affirmative vote of the holders representing a majority of the aggregate voting power of the outstanding Shares and Series B Shares entitled to vote thereon, voting together as a single class.

“Company Unaffiliated Stockholder Approval” means the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby by the affirmative vote of the holders representing a majority of the aggregate voting power of the outstanding Shares beneficially owned by Unaffiliated Stockholders entitled to vote thereon.

“Data Security Requirements” means, collectively, all of the following (a) the Company’s and each of its Subsidiaries’ publicly posted privacy and data security rules, policies and procedures (whether physical or technical in nature, or otherwise) (b) industry standards applicable to the Company’s or any of its Subsidiaries’ industries (including the Payment Card Industry Data Security Standard (PCI DSS)) and (c) all Privacy Laws.

“Debt Financing Sources” means the Persons, if any, that have committed to provide the debt financing contemplated by, or have otherwise entered into agreements in connection with, the Debt Financing or alternative debt financing in connection with the Merger (and any joinder agreements, indentures, amendments or credit agreements entered into pursuant thereto or relating thereto), together with their Affiliates, officers, directors, employees, agents and representatives involved in the Debt Financing and their successors and assigns. It is understood and agreed that the Parent Related Parties will not be Debt Financing Sources for any purposes of this Agreement.

“Environmental Law” means any Law relating to pollution, the protection of the environment or natural resources or human or worker health or safety solely (as it relates to any Hazardous Substance), in each case, as amended.

“ESPP Option” means each right to acquire Shares under the Company ESPP.

“Fraud” means actual and intentional common law fraud under applicable Delaware Law.

“Group” shall have the meaning given to such term under Section 13 of the Exchange Act.

“Hazardous Substance” means any material, substance, chemical, contaminant or waste that is listed, regulated, classified or defined as hazardous, toxic or as a pollutant or for which liability or standards of conduct may be imposed under any Environmental Law, including, without limitation, any petroleum compounds or petroleum derivatives, asbestos and asbestos containing materials, per- and polyfluoroalkyl substances, pesticides, fungicides, insecticides, odor, lead, toxic mold, radiation or polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, (a) all indebtedness for money borrowed by a Person (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith), (b) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (c) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case if drawn); (d) liabilities pursuant to leases required to be capitalized under GAAP; (e) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (f) deferred purchase price liabilities related to past acquisitions (including any earnouts, seller notes, contingent payments or similar obligations) other than contingent indemnification obligations that have not matured and as to which no claims have been made, or to the Knowledge of the Company, threatened; and (g) indebtedness of other Persons described in clauses (a) through (g) above guaranteed by the Company or secured by any Lien or security interest on the assets of the Company (other than, in any case, (i) accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business and (ii) liabilities or obligations solely between the Company and any wholly owned Subsidiary or solely between any wholly owned Subsidiaries).

“Intellectual Property” means all intellectual property or proprietary rights of any type in any jurisdiction throughout the world, including any (a) trademarks, service marks, trade names, Internet domain names, logos, trade dress and similar rights, corporate names and social media accounts, (b) utility models and industrial designs, patents (including any continuations, divisionals, continuations-in-part, provisionals, renewals, reissues, and re-examinations), (c) copyrights and copyrightable works and works of authorship, (d) computer software (including source code and object code) data, databases, compilations, algorithms, interfaces, firmware, development tools, templates, menus, and all documentation thereof (collectively, “Software”), (e) trade secrets, formulae, algorithms, recipes, customer and supplier lists, price and cost information and other confidential information, and know-how, technology, processes, techniques and inventions (whether patentable or not) (together with all goodwill associated therewith and including any registrations or applications for registration of any of the foregoing (a) through (e)).

“Knowledge” means, when used with respect to the Company, the actual knowledge of any of the persons listed on Section A.1 of the Company Disclosure Schedule and, with respect to Parent, the actual knowledge of any of the persons listed on Section A.1 of the Parent Disclosure Schedule, in each case, after reasonable inquiry of such Person’s direct reports.

“Lien” means any mortgage, lien, license, pledge, charge, security interest, deed of trust, U.S. Uniform Commercial Code lien, right of first refusal, right of first offer, easement, or similar encumbrance in respect of any property or asset, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset.

“Loan Agreement” means the Amended and Restated Credit Agreement, dated as of July 27, 2020, by and among AgroFresh Solutions, Inc., as Parent, AF Solutions Holdings LLC, as Holdings, AgroFresh Inc., as a Borrower, Bank of Montreal, as administrative agent, and the lenders and other parties thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance or development that is materially adverse to the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that no change, effect, event, occurrence, circumstance or development resulting from the following shall constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred, is occurring or would be occurring: (A) changes in the economy or financial, debt, credit or securities markets generally in the United States or any other country or region in the world (including changes in interest rates or foreign exchange rates), or changes in conditions in the global economy generally; (B) changes generally affecting the industries (including the agricultural, farming, agricultural technology, produce preservation and produce supply chain industries) in which the Company and its Subsidiaries operate (including changes or developments in commodity prices or the Company’s raw material inputs); (C) changes in United States generally accepted accounting principles (“U.S. GAAP”) or in any Law, or the official interpretations thereof, in each case, after the date hereof; (D) changes in any political or geopolitical, regulatory or legislative conditions, acts of war (whether or not declared), hostilities, cyber-attacks, military actions or acts of terrorism, or any escalation or worsening of the foregoing; (E) weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, pandemics (including SARS-CoV-2 or COVID-19, any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (“COVID-19”)), epidemics or other outbreaks of disease, quarantine restrictions, floods, droughts or other natural disasters and force majeure events) (or escalation or worsening of any such events or occurrences, including, as applicable, subsequent wave(s)); (F) any capital market conditions, in each case in the United States or any other country or region in the world; (G) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 (“COVID-19 Measures”); (H) a decline, in and of itself, in the price or trading volume of the Shares on the NASDAQ Global Select Market (“NASDAQ”) or any other securities market or in the trading price of any other securities of the Company or any of its Subsidiaries; provided that the underlying causes of any such decline may be taken into account unless (and to the extent) such underlying cause would otherwise be excluded by other clauses of this definition; (I) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings, cash flow or cash position or other financial or operating measures or metrics (whether such projections, forecasts, estimates or predictions were made by the Company or independent third parties) for any period; provided that the underlying causes of any such failure may be taken into account unless (and to the extent) such underlying cause would otherwise be excluded by other clauses of this definition; (J) (x) the identity of Parent, Merger Sub, PSP or the Sponsor as the acquirer of the Company or (y) the announcement, pendency or consummation of this Agreement or the Merger, or any amendment of the Schedule 13D or Schedule 13D/A filed by PSP or its Affiliates, including, in each case the impact thereof on relationships with employees, customers, suppliers, distributors, partners, vendors or other Persons (provided, that this clause (J) shall not apply to any representation or warranty contained in this Agreement to the extent that such representation or warranty expressly addresses consequences resulting from the execution of this Agreement or the consummation or pendency of the transactions contemplated hereby); (K) any action or claim made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger or any other transactions contemplated by this Agreement; (L) any action or inaction by the Company or its Subsidiaries taken or omitted to be taken at the express written request of Parent or Merger Sub, with the express written consent of Parent or Merger Sub, or expressly required by this Agreement; or (M) the availability or cost of equity, debt or other financing to Parent or Merger Sub; except, in the case of clauses (A) through (G), to the extent the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected by such changes, effects, events, occurrences, circumstances or developments, compared to other companies operating in the industries (including the agricultural, farming, agricultural technology, produce preservation and produce supply chain industries) in which the Company and its Subsidiaries operate and then solely to the extent of any such disproportionality.

“Non-Recused Directors” means the members of the Company Board other than the Recused Directors.

“Non-Voting Common Stock” means the non-voting common stock, par value $0.0001 per share, of the Company.

“Owned IP” or “Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent Related Party” means any Related Party of Parent.

“Parties” means Parent, Merger Sub and the Company.

“Permitted Liens” means: (a) Liens for current Taxes or assessments that are (i) not yet due or delinquent or (ii) are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with U.S. GAAP prior to the date of this Agreement; (b) statutory Liens or landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, workmen’s, materialmen’s or repairmen’s liens or other like Liens arising or incurred in the ordinary course of business; (c) with respect to real property, (i) easements, covenants, conditions, restrictions or other similar matters of record that do not materially impair the use, occupancy or value of such real property or the operation of the business thereon, including any other agreements, conditions or restrictions that are shown by a current title report or other similar report or listing or implied by law, including easements for streets, alleys, highways, telephone lines, power lines, and railways, and all matters of public record, (ii) zoning, building, subdivision or other similar requirements or restrictions which are imposed by any Governmental Authority of competent jurisdiction which do not materially and adversely affect the current use by the Company or any of its Subsidiaries, as applicable, of such real property and (iii) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable; (d) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws, social security, retirement or similar legislation, or good-faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business; (e) non-exclusive licenses and similar non-exclusive rights granted by the Company or any of its Subsidiaries with respect to Intellectual Property granted in the ordinary course of business; (f) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports and/or securing Indebtedness or other obligations reflected on such balance sheets or otherwise disclosed on the Company Disclosure Schedule; and (g) except with respect to Intellectual Property, Liens or imperfections of title that would not reasonably be expected to materially impair the continued use of the applicable asset or property for the purposes for which such asset or property is currently being used or the value thereof.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Personal Information” shall mean any information that identifies or, alone or in combination with any other information, could reasonably be used to identify a natural person, including any information that is considered “personally identifiable information,” “nonpublic personal information,” “protected health information,” “personal information,” or “personal data,” or other similarly-defined term under applicable Law.

“Privacy Laws” shall mean all applicable Laws, governmental orders, and guidance issued by any Governmental Authority concerning the privacy, security, or processing of Personal Information (including Laws of jurisdictions where Personal Information was collected).

“Recused Directors” means the members of the Company Board listed on Section A.2 of the Company Disclosure Schedule.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act

“Related Party” means, with respect to a Party, such Party and any of such Party’s respective former, current or future Affiliates and any of the foregoing’s respective former, current or future, direct or indirect, officers, directors, employees, Affiliates, shareholders, equity holders, managers, members, partners, agents, attorneys, advisors, financing sources or other Representatives or any of the foregoing’s respective successors or assigns.

“Representative” means, with respect to any Person, its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, and other representatives and advisors.

“Requisite Company Stockholder Approvals” means (a) the Company Stockholder Approval and (b) the Company Unaffiliated Stockholder Approval.

“Sanctioned Country” means any country or region or government thereof that is, or has been in the last five (5) years, the subject or target of a comprehensive embargo under Sanctions (for the purposes of this Agreement, Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic”).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions or export control Laws including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (b) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country with whom U.S. persons are prohibited from dealing.

“Solvent” means, with respect to any Person and as of any date of determination, that (a) the fair saleable value (determined on a going concern basis) of the assets of such Person, together with its Subsidiaries, taken as a whole, is greater than the total amount of such Person’s liabilities (including all liabilities, whether or not reflected on a balance sheet prepared in accordance U.S. GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (b) such Person, together with its Subsidiaries, taken as a whole, is able to pay its debts and obligations in the ordinary course of business as they become due; and (c) such Person, together with its Subsidiaries, taken as a whole, will not have an unreasonably small amount of capital to carry on its businesses and all businesses in which it is about to engage.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such other Person is directly or indirectly owned or controlled by such first Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal (with references to fifteen (15%) being deemed to be replaced with references to fifty percent (50%)) by a Person or Group (other than the Affiliated Stockholders and their respective Affiliates) that (i) was not the result or effect of a breach of Section 6.2 and (ii) either the Company Board or the Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel and after taking into account the certainty and timing of closing, financing arrangements and the form, amount and timing of payment of consideration of such proposal, the Person or Group making such proposal and such other legal, financial (including any termination fee amounts and conditions), regulatory and all other relevant aspects of such proposal, as the Company Board or Special Committee deems in good faith relevant, would, if consummated, result in a transaction that is more favorable from a financial point of view to the holders of Shares (in their capacities as such) than the Merger (taking into account any revisions (or proposed revisions) to the terms of this Agreement and the Equity Commitment Letter in writing prior to the time of such determination).

“Tax” or “Taxes” means all federal, state, local and foreign income, windfall, other profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, escheat, abandoned and unclaimed property, estimated, withholding, excise, production, value added, goods and services, occupancy and other taxes, duties, imposts, fees, levies or assessments of any nature whatsoever imposed by a Governmental Authority, in each case in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports, elections, declarations, disclosures, schedules, estimates, claims for refunds, supporting material, information returns and similar filings supplied or required to be supplied to a Tax authority relating to Taxes, and any attachments thereto and any amendments or supplements thereof.

“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

“Third Person” means any Person or Group, other than (i) the Company or any of its controlled Affiliates or (ii) Parent, Merger Sub, PSP, the Sponsor or any their respective Affiliates or any Group including Parent, Merger Sub, PSP, the Sponsor or any their respective Affiliates.

“Willful and Material Breach” means a material breach of this Agreement that results from a willful or deliberate act or failure to act by a Party that knows, or would reasonably be expected to have known, that the taking of such act or failure to act would, or would reasonably be expected to, result in, constitute or cause such a material breach.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
2020 Company Performance Award	Section 4.3(c)(i)
Action	Section 5.1(h)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.2(c)(v)
Alternative Series B Treatment	Section 4.6
Anti-Corruption Laws	Section 5.1(j)(ii)
Bankruptcy and Equity Exception	Section 5.1(c)(i)
Book-Entry Shares	Section 4.1(a)
Bylaws	Section 2.2
Cap	Section 6.11(c)
Capitalization Date	Section 5.1(b)(i)
Change of Recommendation	Section 6.2(c)(v)
Charter	Section 2.1
Chosen Courts	Section 9.5(a)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 4.2(h)
Company	Preamble
Company Board	Recitals
Company Bonus Plans	Section 6.9(c)
Company Disclosure Schedule	Section 5.1
Company Leases	Section 5.1(l)
Company Liability Limitation	Section 8.2(d)(iii)
Company Preferred Stock	Section 5.1(b)(i)
Company Recommendation	Section 5.1(c)(iii)
Company Reports	Section 5.1(e)(i)
Company Securities	Section 5.1(b)(ii)
Company Severance Plan	Section 6.9(a)
Company Stockholders Meeting	Section 6.4
Company Termination Fee	Section 8.2(b)
Compensation and Talent Committee	Section 4.3(e)
Confidentiality Agreement	Section 6.6(b)
Continuing Employee	Section 6.9(a)

Contract	Section 5.1(d)(ii)
COVID-19	Annex A
COVID-19 Measures	Annex A
D&O Insurance	Section 6.11(c)
Debt Financing	Section 6.14(a)
Delaware Certificate of Merger	Section 1.3
DGCL	Recitals
Dissenting Shares	Section 4.1(a)
DOJ	Section 6.5(b)
DTC	Section 4.2(c)
Earned Units	Section 4.3(c)(iii)
Effective Time	Section 1.3
Enforcement Costs	Section 8.2(c)
Equity Commitment Letter	Section 5.2(f)(i)
Equity Financing	Section 5.2(f)(i)
ERISA	Section 5.1(i)(i)
Exchange Act	Section 5.1(d)(i)
Excluded Benefits	Section 6.9(a)
Excluded Shares	Section 4.1(a)
Existing Charter	Section 2.1
Financing	Section 6.14(a)
FTC	Section 6.5(b)
Governmental Authority	Section 5.1(d)(i)
HSR Act	Section 5.1(d)(i)
Indemnified Parties	Section 6.11(a)
Insurance Policies	Section 5.1(r)
Intervening Event	Section 6.2(d)(ii)
Laws	Section 5.1(j)(i)
Letter of Transmittal	Section 4.2(c)
Material Contract	Section 5.1(k)(i)
Material Customer	Section 5.1(v)(i)
Material Supplier	Section 5.1(v)(ii)

Material Weakness	Section 5.1(e)(ii)
Merger	Recitals
Merger Consideration	Section 4.1(a)
Merger Sub	Preamble
NASDAQ	Annex A
Non-Cooperation Notice	Section 6.14(b)
OFAC	Section 5.1(j)(ii)
Order	Section 7.1(c)
OSS Licenses	Section 5.1(q)(i)
Outside Date	Section 8.1(b)
Owned Real Property	Section 5.1(l)
Parent	Preamble
Parent Disclosure Schedule	Section 5.2
Parent Liability Limitation	Section 8.2(d)(ii)
Parent Plans	Section 6.9(b)
Parent Reimbursement Obligations	Section 6.14(f)
Paying Agent	Section 4.2(a)
Payment Fund	Section 4.2(b)
Permits	Section 5.1(j)(i)
Post-2020 Company Performance Award	Section 4.3(c)(ii)
Proxy Statement	Section 6.3(a)
PSP	Recitals
Required Amount	Section 5.2(f)(iii)
Sanctions	Section 5.1(j)(ii)
Schedule 13e-3	Section 6.3(b)
SEC	Section 5.1(e)(i)
SEC Clearance Date	Section 6.3(c)
Securities Act	Section 5.1(d)(i)
Series A Merger Consideration	Section 4.1(c)
Series A Share	Section 4.1(c)
Series A Share Certificate	Section 4.1(c)
Series B Shares	Recitals

Series B Treatment	Section 4.1(c)
Share Certificate	Section 4.1(a)
Shares	Recitals
Significant Deficiency	Section 5.1(e)(ii)
Software	Annex A
Special Committee	Recitals
Specified Acquisition	Section 6.1(d)
Sponsor	Section 5.1(w)
Support Agreement	Recitals
Surviving Corporation	Section 1.1
Systems	Section 5.1(q)(i)
Tail Period	Section 6.11(c)
Takeover Statute	Section 5.1(m)
U.S. GAAP	Annex A
Unaffiliated Stockholders	Recitals